Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and between

UNITED BANCORP, INC.

and

POWHATAN POINT COMMUNITY BANCSHARES, INC.

Dated as of June 14, 2018

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3.24	Powhatan Point Information	23
3.25	Loan Portfolio	24
3.26	Insurance	25
3.27	No Investment Adviser Subsidiary	25
3.28	Books and Records	25
3.29	Prohibited Payments	26
3.30	Absence of Undisclosed Liabilities	26

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF UNITED BANCORP	26
4.1	Corporate Organization	26
4.2	Capitalization	27
4.3	Authority; No Violation	28
4.4	Consents and Approvals	29
4.5	SEC Filings	29
4.6	Financial Statements	30
4.7	Broker’s Fees	31
4.8	Absence of Certain Changes or Events	31
4.9	Legal Proceedings	31
4.10	Taxes and Tax Returns	32
4.11	Compliance with Applicable Law	32
4.12	Certain Contracts	33
4.13	Agreements with Regulatory Agencies	33
4.14	Information Technology	33
4.15	Related Party Transactions	33
4.16	State Takeover Laws	34
4.17	Reorganization	34
4.18	United Bancorp Information	34
4.19	Loans; Certain Transactions	34
4.20	Allowance for Loan Losses	35
4.21	Financing	35
4.22	United Bancorp Shares Matters	35
4.23	Books and Records	35

ARTICLE V	COVENANTS RELATING TO CONDUCT OF BUSINESS	36
5.1	Conduct of Business Prior to the Effective Time	36
5.2	Powhatan Point Forbearances	36
5.3	United Bancorp Forbearances	40
5.4	Tax Treatment	40

ARTICLE VI	ADDITIONAL AGREEMENTS	41
6.1	Regulatory Matters	41
6.2	Access to Information	43
6.3	Powhatan Point Shareholder Approval	43
6.4	Title Policies	44
6.5	Stock Exchange Listing	45
6.6	Employee Matters	45

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6.7	Indemnification; Directors’ and Officers’ Insurance	47
6.8	Additional Agreements	48
6.9	Advice of Changes	48
6.10	Additional Director	48
6.11	Acquisition Proposals	49
6.12	Public Announcements	50
6.13	Change of Method	50
6.14	Takeover Statutes	50
6.15	Accounting and Other Adjustments	50
6.16	Litigation and Claims	51
6.17	No Control of Other Party’s Business	51

ARTICLE VII	CONDITIONS PRECEDENT	51
7.1	Conditions to Each Party’s Obligation to Effect the Merger	51
7.2	Conditions to Obligations of United Bancorp	52
7.3	Conditions to Obligations of Powhatan Point	53

ARTICLE VIII	TERMINATION AND AMENDMENT	54
8.1	Termination	54
8.2	Effect of Termination	55

ARTICLE IX	GENERAL PROVISIONS	56
9.1	Nonsurvival of Representations, Warranties and Agreements	56
9.2	Amendment	56
9.3	Extension; Waiver	57
9.4	Expenses	57
9.5	Notices	57
9.6	Interpretation	58
9.7	Counterparts	59
9.8	Entire Agreement	59
9.9	Governing Law; Jurisdiction	59
9.10	Waiver of Jury Trial	60
9.11	Assignment; Third-Party Beneficiaries	60
9.12	Specific Performance	61
9.13	Severability	61
9.14	Delivery by Facsimile or Electronic Transmission	61

Exhibits

Exhibit A- Bank Merger Agreement

Exhibit B- Voting Agreement

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 14, 2018 (this “Agreement”), by and between United Bancorp, Inc., an Ohio corporation (“United Bancorp”), and Powhatan Point Community Bancshares, Inc., an Ohio corporation (“Powhatan Point”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of United Bancorp and Powhatan Point have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which Powhatan Point will, subject to the terms and conditions set forth herein, merge with and into United Bancorp (the “Merger”), so that United Bancorp is the surviving company (hereinafter sometimes referred to in such capacity as the “Surviving Company”) in the Merger;

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Ohio General Corporation Law (the “OGCL”), at the Effective Time, Powhatan Point will merge with and into United Bancorp. United Bancorp will be the Surviving Company in the Merger, and will continue its corporate existence under the laws of the State of Ohio. Upon consummation of the Merger, the separate corporate existence of Powhatan Point will terminate.

1.2    Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at a mutually agreeable time and place after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.3    Effective Time. Subject to the terms and conditions of this Agreement, on or before the Closing Date, United Bancorp will file a certificate of merger (the “Certificate of Merger”) with the Ohio Secretary of State (the “Ohio Secretary”). The Merger will become effective as of the date and time specified in the Certificate of Merger (such date and time, the “Effective Time”).

1.4    Effects of the Merger. At and after the Effective Time, the Merger will have the effects set forth in the applicable provisions of the OGCL.

1.5    Conversion of Powhatan Point Shares. At the Effective Time, by virtue of the Merger and without any action on the part of United Bancorp, Powhatan Point or the holder of any of the following securities:

(a)    Subject to paragraph (b) of this Section 1.5 and to Sections 1.6 and 2.2, each share of the common stock, without par value, of Powhatan Point issued and outstanding immediately prior to the Effective Time (“Powhatan Point Share”), except for Powhatan Point Shares owned by Powhatan Point as treasury stock or otherwise owned by Powhatan Point or United Bancorp (in each case other than Powhatan Point Shares (i) held in any Powhatan Point Benefit Plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity and (ii) held, directly or indirectly, in respect of debts previously contracted (collectively, the “Exception Shares”)) and Dissenting Shares, will be converted, in accordance with the procedures set forth in this Agreement, into the right to receive, without interest, 6.9233 shares (the “Stock Consideration”) of the common stock of United Bancorp (the “United Bancorp Shares”) and $38.75 in cash (the “Cash Consideration”) (collectively, the “Merger Consideration”).

(b)    The aggregate amount of Cash Consideration payable under paragraph (a) of this Section 1.5 shall be: (I) reduced dollar for dollar by the sum of (A) 50% of the Powhatan Point Transaction-Related Expenses up to $1.0 million and all amounts of the Powhatan Point Transaction-Related Expenses in excess of $1.0 million (the “Excess TRE Adjustment”), (B) any required compensation expense accruals incidental to the Merger (the “Required Accruals”), including, but not necessarily limited to, the 2018 Powhatan Point Bonus Payments payable to William Busick and Theresa Stillion (but excluding the 2018 Powhatan Point Bonus Payments payable to employees other than William Busick and Theresa Stillion) prorated through the Effective Date and any additional accruals necessary to correct prior period errors or inaccuracies, and (C) the amount, if any, by which Powhatan Point’s Total Shareholders’ Equity is below $5.0 million; and (II) increased dollar for dollar by an amount equal to the value of any after-tax benefit likely to be realized by United Bancorp that arises directly from tax deductions applicable to the Excess TRE Adjustment and the Required Accruals (collectively, the “Cash Consideration Adjustment”). The value of any after-tax benefit applicable to the Excess TRE Adjustment will be calculated based upon the total value of any after-tax benefit for the current tax year likely to be realized by United Bancorp that arises directly from tax deductions applicable to the aggregate amount of the Powhatan Point Transaction-Related Expenses and prorated accordingly, and such amount shall be calculated by United Bancorp, in consultation with its independent auditors, and agreed to by Powhatan Point in consultation with its independent auditors, which agreement shall not be unreasonably withheld, no later than the close of business on the second business day prior to the Closing Date, using reasonable estimates through the Closing Date where actual amounts are not yet available. “Powhatan Point Transaction-Related Expenses” means all transaction costs of Powhatan Point and its Subsidiaries necessary to consummate the Merger, including, but not necessarily limited to: (i) the aggregate expenses of attorneys, accountants, consultants, financial advisors and other professional advisors; (ii) aggregate vendor contract termination fees; (iii) data processing deconversion expenses; (iv) all costs and expenses of printing and mailing the Proxy Statement in excess of $15,000; and (v) all other costs and expenses, in each case incurred or to be incurred by Powhatan Point or any Subsidiary through the Effective Time in connection with this Agreement and the Merger, but excluding the Required Accruals. “Total Shareholders’ Equity” means the total consolidated shareholders’ equity of Powhatan Point, calculated as of the close of business on the Closing Date in accordance with GAAP and reflecting the required recognition of, or accrual for, all expenses paid or incurred or projected to be paid or incurred by Powhatan Point or any of its Subsidiaries as required under GAAP, excluding, for purposes of this paragraph, all Powhatan Point Transaction-Related Expenses and the Required Accruals.

(c)    No certificate or scrip representing a fractional United Bancorp Share shall be issued in the Merger. Each holder of Powhatan Point Shares who would otherwise be entitled to receive a fractional United Bancorp Share shall receive an amount of cash equal to the product obtained by multiplying (i) the fractional United Bancorp Share interest to which such holder (after taking into account all Powhatan Point Shares held at the Effective Time by such holder) would otherwise be entitled by (ii) $13.06, adjusted as necessary to incorporate the impact of a Cash Consideration Adjustment.

(d)    Any treasury shares held by Powhatan Point and any Powhatan Point Shares owned by United Bancorp for its own account will be cancelled and retired at the Effective Time, and no consideration will be issued in exchange.

(e)    All of the Powhatan Point Shares converted into the right to receive the Merger Consideration pursuant to this Article I will no longer be outstanding and will automatically be cancelled and cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of Powhatan Point Shares) previously representing any such Powhatan Point Shares will thereafter represent only the right to receive the Merger Consideration described in this Section 1.5. Old Certificates previously representing Powhatan Point Shares that are to receive the Stock Consideration will be exchanged for certificates or, at United Bancorp’s option, evidence of shares in book entry form (collectively, referred to herein as “New Certificates”), representing whole United Bancorp Shares as set forth in Section 1.5(a) (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Old Certificates in accordance with Section 2.2, without any interest thereon. If, between the date of this Agreement and the Effective Time, the outstanding Powhatan Point Shares or United Bancorp Shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Merger Consideration to give holders of Powhatan Point Shares the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this sentence shall be construed to permit United Bancorp or Powhatan Point to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(f)    Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all Powhatan Point Shares that are owned by Powhatan Point or United Bancorp (in each case other than the Exception Shares) or by any direct or indirect Powhatan Point Subsidiary prior to the Effective Time will be cancelled and cease to exist, and no consideration will be delivered in exchange therefor.

1.6    Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding Powhatan Point Shares held by a person (a “Dissenting Shareholder”) who has not voted in favor of, or consented to, the adoption of this Agreement and has complied with all the provisions of the OGCL concerning the right of holders of Powhatan Point Shares to require payment of the fair cash value of such Powhatan Point Shares (the “Dissenting Shares”), in accordance with Sections 1701.84 and 1701.85 of the OGCL, will not be converted into the right to receive the Merger Consideration as described in Section 1.5(a), but will become the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to the procedures set forth in Section 1701.85 of the OGCL. If such Dissenting Shareholder withdraws its demand for fair cash value or fails to perfect or otherwise loses its rights as a dissenting shareholder, in any case pursuant to the OGCL, each of such Dissenting Shareholder’s Powhatan Point Shares will be converted into the right to receive the Merger Consideration. Powhatan Point will promptly notify United Bancorp of each shareholder who asserts rights as a Dissenting Shareholder following receipt of such shareholder’s written demand delivered as provided in Section 1701.85 of the OGCL. Prior to the Effective Time, Powhatan Point will keep United Bancorp reasonably informed of, and will consult with United Bancorp before voluntarily making any payment or commitment or agreement to make any payment, or settling or committing or offering to settle, any rights of a Dissenting Shareholder asserted under Section 1701.85 of the OGCL.

1.7    United Bancorp Shares. At and after the Effective Time, each United Bancorp Share issued and outstanding immediately prior to the Effective Time will remain issued and outstanding and not be affected by the Merger.

1.8    Articles of Incorporation of Surviving Company. At the Effective Time, the Articles of Incorporation of United Bancorp (the “United Bancorp Articles”), as in effect at the Effective Time, will be the Articles of Incorporation of the Surviving Company until thereafter amended in accordance with applicable law.

1.9    Code of Regulations of Surviving Company. At the Effective Time, the Code of Regulations of United Bancorp (the “United Bancorp Code of Regulations”), as in effect immediately prior to the Effective Time, will be the Code of Regulations of the Surviving Company until thereafter amended in accordance with applicable law.

1.10    Tax Consequences. It is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Notwithstanding anything in this Agreement to the contrary, to preserve the status of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, if the aggregate value of the United Bancorp Shares to be issued in connection with the Merger (for the avoidance of doubt, excluding the value of fractional shares for which cash is to be paid pursuant to Section 1.5(c)), based upon the closing price of the United Bancorp Shares as reported on The NASDAQ Capital Market (the “NASDAQ”) on the trading day immediately preceding the Effective Time (the “Total Stock Consideration”), would be less than forty percent (40%) of the sum of (i) the Total Cash Consideration (as defined below) and (ii) the Total Stock Consideration (collectively, the “Total Consideration”), then the Stock Consideration shall be increased and the Cash Consideration (including the amount of cash payable in lieu of fractional United Bancorp Shares pursuant to Section 1.5(c)) shall be decreased proportionately and to the minimum extent necessary for the Total Stock Consideration to be equal to forty percent (40%) of the Total Consideration (calculated using such increased Total Cash Consideration and decreased Total Stock Consideration). For purposes of this Agreement, the “Total Cash Consideration” shall be the sum of (i) the aggregate amount of Cash Consideration payable under Section 1.5(a), (ii) the aggregate amount of cash payable in lieu of fractional United Bancorp Shares pursuant to Section 1.5(c), and (iii) the aggregate amount of cash payable to holders of Dissenting Shares pursuant to Section 1.6.

1.11    Bank Merger. Immediately following the Merger, or at such later time as United Bancorp may determine in its sole discretion, The First National Bank of Powhatan Point (“First National”), a nationally chartered bank and a wholly owned Subsidiary of Powhatan Point, will merge (the “Bank Merger”) with and into Unified Bank (“Unified Bank”), an Ohio bank and a wholly owned Subsidiary of United Bancorp. Unified Bank will be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of First National will cease. On the date of this Agreement, Unified Bank and First National entered into the agreement and plan of merger attached hereto as Exhibit A (the “Bank Merger Agreement”). Prior to the Effective Time, Powhatan Point will cause First National, and United Bancorp will cause Unified Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger (the “Bank Merger Certificates”).

ARTICLE II

EXCHANGE OF SHARES

2.1    United Bancorp to Make Shares and Cash Available. At or prior to the Effective Time, United Bancorp will deposit the Merger Consideration, or will cause it to be deposited, with Unified Bank (in this capacity, the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Article II (such cash and New Certificates, together with any dividends or disbursements, the “Exchange Fund”). The Exchange Fund will be held in trust for holders of Powhatan Point Shares until distributed to such holders pursuant to this Agreement.

2.2    Exchange of Powhatan Point Certificates.

(a) Within five (5) business days following the Effective Time, the Exchange Agent will mail to each holder of record of Powhatan Point Shares a form letter of transmittal and instructions for use in surrendering for exchange the Old Certificates. The letter of transmittal will specify that the risk of loss and title to the Old Certificates will pass only upon delivery of such certificates as specified in the letter of transmittal and include information concerning procedures in the case of lost, stolen or destroyed Old Certificates.

(b) All payments made upon the surrender of Old Certificates pursuant to this Agreement will be deemed to have been made in full satisfaction of all rights pertaining to the shares evidenced by such Old Certificates.

(c) If any Old Certificate has been lost, stolen or destroyed (each, a “Lost Certificate”), upon the making of an affidavit of that fact by the person making such claim (each, a “Claimant”) and, if required by the Exchange Agent or United Bancorp in their sole discretion, either the execution and delivery by the Claimant of an agreement of indemnity for the benefit of United Bancorp or the posting thereby of a bond in such amount as United Bancorp may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Lost Certificate, the Exchange Agent will issue in exchange for such Lost Certificate the cash and/or United Bancorp Shares (and cash in lieu of fractional United Bancorp Share interests, if any) deliverable in respect thereof. The Exchange Agent and United Bancorp agree that no indemnity bond will be required pursuant to this paragraph from any single Claimant with respect to Lost Certificates beneficially owned thereby which, prior to the consummation of the Merger, represented twenty (20) or fewer Powhatan Point Shares in the aggregate.

(d) As soon as reasonably practicable following the Effective Time, the Exchange Agent will deliver to each holder of Powhatan Point Shares of record immediately prior to the Effective Time (other than Dissenting Shares) who has surrendered Old Certificates (and to all holders of uncertificated Powhatan Point Shares) and who has properly completed and submitted to the Exchange Agent all documentation reasonably required thereby in order for the release of the Merger Consideration, the Merger Consideration and any applicable dividends or distributions pursuant to subsection (f) below to which such holder is entitled. For certificated Powhatan Point Shares, no payment will be made until the Old Certificate(s) representing such Powhatan Point Shares are surrendered or the procedure regarding lost, stolen or destroyed certificates set forth in Section 2.2(c) has been completed. After the Effective Time and until surrendered, an Old Certificate will represent only the right to receive the Merger Consideration to which the holder is entitled pursuant to Section 1.5, and any applicable dividends or distributions pursuant to subsection (f) below. If any New Certificate representing United Bancorp Shares is to be issued in a name other than that in which the Old Certificate(s) surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Old Certificate(s) so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange will pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing United Bancorp Shares in any name other than that of the registered holder of the Old Certificate(s) surrendered, or required for any other reason, or will establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) Notwithstanding anything herein to the contrary, none of United Bancorp, Powhatan Point, the Exchange Agent, the Surviving Company, or any other person will be liable to any former holder of Powhatan Point Shares for any payment of the Merger Consideration, any cash in lieu of a fractional United Bancorp Share interest or any dividends or distributions with respect to United Bancorp Shares delivered to a public official if required by any applicable abandoned property, escheat or similar law.

(f) No dividends or other distributions declared after the Effective Time with respect to United Bancorp Shares and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate until it is surrendered by the holder thereof. Subject to the effect, if any, of applicable law, after the subsequent surrender and exchange of an Old Certificate, the record holder will be entitled to receive from United Bancorp any dividends or other distributions, without any interest thereon, that became payable to the holders of record after the Effective Time with respect to any United Bancorp Shares represented by such Old Certificate.

(g) After the Effective Time, there will be no further registration or transfer of Powhatan Point Shares on the stock transfer books of Powhatan Point. In the event that, after the Effective Time, Powhatan Point Shares (or the Old Certificates representing them) are presented for transfer, they will be cancelled and exchanged as provided in this Article II.

(h) United Bancorp or the Exchange Agent will be entitled to deduct and withhold from the Merger Consideration such amounts as United Bancorp or the Exchange Agent is required to deduct and withhold with respect to the making of such payment required under the Code, or any other provision of domestic or foreign tax law (whether national, federal, state, provincial, local or otherwise). To the extent that amounts are so withheld and paid over to the appropriate taxing authority by United Bancorp or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Powhatan Point Shares.

(i) Any portion of the Exchange Fund that remains unclaimed by the former shareholders of Powhatan Point for one (1) year after the Effective Time shall be paid to the Surviving Company. Any former shareholders of Powhatan Point who have not exchanged their Old Certificates pursuant to this Article II may look only to the Surviving Company for payment of the Merger Consideration, cash in lieu of any fractional United Bancorp Shares and any unpaid dividends and distributions on the United Bancorp Shares deliverable in respect of each former Powhatan Point Share such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

(j) The Surviving Company may from time to time waive one or more of the rights provided to it in this Article II to withhold certain payments, deliveries and distributions; and no such waiver will constitute a waiver of its rights thereafter to withhold any such payment, delivery or distribution in the case of any person.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF POWHATAN POINT

Except as disclosed in the disclosure schedule delivered by Powhatan Point to United Bancorp concurrently herewith (the “Powhatan Point Disclosure Schedule”), Powhatan Point hereby represents and warrants to United Bancorp the statements contained in this Article III; provided, Powhatan Point shall not be deemed to have breached a representation or warranty as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in this Article III, has had or is reasonably likely to have, a Material Adverse Effect (disregarding for purposes of this proviso any materiality or Material Adverse Effect qualification contained in any representation or warranty); provided, further, that the mere inclusion of an item in the Powhatan Point Disclosure Schedule as an exception to a representation or warranty will not be deemed an admission by Powhatan Point that such item represents a material exception or fact, event or circumstance or that such item has had or is reasonably likely to result in a Material Adverse Effect; provided, further, that any disclosures made with respect to a section of this Article III shall be deemed to qualify (a) any other section of this Article III specifically referenced or cross-referenced and (b) any other sections of this Article III to the extent it is reasonably apparent from a reading of the disclosure that such disclosure applies to such other sections (notwithstanding the absence of a specific cross-reference). As used in this Agreement, the term “Material Adverse Effect” means, with respect to United Bancorp, Powhatan Point or the Surviving Company, as the case may be, a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect will not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party or its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including the underlying causes thereof, (E) disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationship with its customers or employees) or actions expressly required by this Agreement in contemplation of the transactions contemplated hereby, or (F) actions or omissions taken pursuant to the written consent of United Bancorp, in the case of Powhatan Point, or Powhatan Point, in the case of United Bancorp; except, with respect to subclauses (A), (B), and (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary,” when used with respect to any party, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

3.1    Corporate Organization.

(a)    Powhatan Point is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Powhatan Point has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Powhatan Point is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. True and complete copies of the Articles of Incorporation of Powhatan Point (the “Powhatan Point Articles”) and the Code of Regulations of Powhatan Point (the “Powhatan Point Code of Regulations”), as in effect as of the date of this Agreement, have previously been made available by Powhatan Point to United Bancorp.

(b)    Each Subsidiary of Powhatan Point (a “Powhatan Point Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Powhatan Point to pay dividends or distributions, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Powhatan Point that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Powhatan Point, threatened. Section 3.1(b) of the Powhatan Point Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Powhatan Point as of the date hereof.

3.2    Capitalization.

(a)    The authorized capital stock of Powhatan Point consists only of 80,000 Powhatan Point Shares, without par value. As of the date of this Agreement, no shares of capital stock or other voting securities of Powhatan Point are issued, reserved for issuance or outstanding, other than 52,955 Powhatan Point Shares issued and outstanding with no Powhatan Point Shares held in treasury and no Powhatan Point Shares reserved for issuance under any Powhatan Point Benefit Plans. All of the issued and outstanding Powhatan Point Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Powhatan Point may vote are issued or outstanding. No trust preferred or subordinated debt securities of Powhatan Point are issued or outstanding. As of the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Powhatan Point to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

(b)    There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Powhatan Point or any of the Powhatan Point Subsidiaries has a contractual obligation with respect to the voting or transfer of Powhatan Point Shares or other equity interests of Powhatan Point. No equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Powhatan Point or any of its Subsidiaries) are outstanding.

(c)    Powhatan Point owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Powhatan Point Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Powhatan Point Subsidiaries that are insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Powhatan Point Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3    Authority; No Violation.

(a)    Powhatan Point has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Powhatan Point. The Board of Directors of Powhatan Point has approved the Merger and transactions contemplated by this Agreement, and has directed that this Agreement and the transactions contemplated hereby be submitted to Powhatan Point’ s shareholders for adoption at a meeting of such shareholders, and has adopted a resolution to the foregoing effect. Except for the adoption of this Agreement by the affirmative vote of the holders of at least two-thirds of the outstanding Powhatan Point Shares (the “Requisite Powhatan Point Vote”), no other corporate proceedings on the part of Powhatan Point are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Powhatan Point and (assuming due authorization, execution and delivery by United Bancorp) constitutes a valid and binding obligation of Powhatan Point, enforceable against Powhatan Point in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting insured depository institutions or their parent companies or the rights of creditors generally and subject to general principles of equity (the “Enforceability Exceptions”)).

(b)    Subject to the receipt of the Requisite Powhatan Point Vote, neither the execution and delivery of this Agreement by Powhatan Point nor the consummation by Powhatan Point of the transactions contemplated hereby, nor compliance by Powhatan Point with any of the terms or provisions hereof, will (i) violate any provision of the Powhatan Point Articles or the Powhatan Point Code of Regulations or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Powhatan Point or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Powhatan Point or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Powhatan Point or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound.

3.4    Consents and Approvals. Except for (i) the filing of applications, filings and notices, as applicable, with the NASDAQ, (ii) the filing of applications, filings, waivers and/or notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the Office of the Comptroller of the Currency (the “OCC”), the FDIC and the Ohio Division of Financial Institutions (the “ODFI”) in connection with the Merger and the Bank Merger, and approval of such applications, filings and notices, (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 pursuant to the Securities Act of 1933, as amended (including any amendments or supplements thereto, the “S-4”) filed by United Bancorp to register with the SEC the United Bancorp Shares that make up the Stock Consideration, which also will include Powhatan Point’s proxy statement seeking the adoption by its shareholders of this Agreement and a prospectus regarding the United Bancorp Shares that make up the Stock Consideration (including any amendments or supplements thereto, the “Proxy Statement/Prospectus”) and declaration of effectiveness of the S-4, (iv) the filing of the Certificate of Merger with the Ohio Secretary pursuant to the OGCL, (v) the filing of the Certificate of Merger with the ODFI for filing with the Ohio Secretary, (vi) the filing of any notices or other filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), if necessary or advisable, and (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the United Bancorp Shares pursuant to this Agreement, no consents or approvals of or filings or registrations with any court or administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Powhatan Point of this Agreement or (B) the consummation by Powhatan Point of the Merger and the other transactions contemplated hereby (including the Bank Merger). As used in this Agreement, “SRO” means (i) any “self-regulatory organization” as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market. As of the date hereof, Powhatan Point is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

3.5    Reports. Powhatan Point and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, (the “Powhatan Point Reports”) that they were required to file (or furnish, as applicable) since January 1, 2015 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the OCC, (vi) any foreign regulatory authority and (vii) any SRO ((i) – (vii) and with the ODFI, collectively, “Regulatory Agencies”), including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign jurisdiction, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for examinations of Powhatan Point and its Subsidiaries conducted by a Regulatory Agency in the ordinary course of business, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Powhatan Point, investigation into the business or operations of Powhatan Point or any of its Subsidiaries since January 1, 2015. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Powhatan Point or any of its Subsidiaries.

3.6    Financial Statements.

(a)    The financial statements of Powhatan Point and its Subsidiaries included (or incorporated by reference) in the Powhatan Point Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Powhatan Point and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Powhatan Point and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject to year-end adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the applicable Regulatory Agency, in all material respects with applicable accounting requirements and with the published rules and regulations of such Regulatory Agency with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Powhatan Point and its Subsidiaries have been, since January 1, 2015, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. No accounting firm engaged by Powhatan Point or any Subsidiary has resigned (or informed Powhatan Point that it intends to resign) or been dismissed as a result of or in connection with any disagreements with Powhatan Point or any Subsidiary on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Neither Powhatan Point nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included in the consolidated balance sheet of Powhatan Point, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Powhatan Point or Subsidiary included in a Powhatan Point Report for the fiscal quarter ended March 31, 2018 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2018, or in connection with this Agreement and the transactions contemplated hereby.

(c)    The records, systems, and controls of Powhatan Point and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the direct control of Powhatan Point or its Subsidiaries or accountants (including all means of access thereto and therefrom).

(d)    Since January 1, 2015, (i) neither Powhatan Point nor any of its Subsidiaries, nor, to the knowledge of Powhatan Point, any director, officer, auditor, accountant or representative of Powhatan Point or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of Powhatan Point, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Powhatan Point or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Powhatan Point or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Powhatan Point or any of its Subsidiaries, whether or not employed by Powhatan Point or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Powhatan Point or any of its officers, directors or employees to the Board of Directors of Powhatan Point or any committee thereof or, to the knowledge of Powhatan Point, to any director or officer of Powhatan Point.

3.7    Broker’s Fees. Neither Powhatan Point nor any Powhatan Point Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement other than CAMELS Consulting Group, LLC, an Ohio limited liability company (“CAMELS”).

3.8    Absence of Certain Changes or Events.

(a)    Since December 31, 2017, no event or events have occurred that have had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Powhatan Point.

(b)    Since December 31, 2017, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, Powhatan Point and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course consistent with past practice.

3.9    Legal Proceedings.

(a)    Neither Powhatan Point nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Powhatan Point, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Powhatan Point or any of its Subsidiaries (i) that would reasonably be expected to be material to Powhatan Point, or (ii) of a material nature challenging the validity or propriety of this Agreement.

(b)    There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Powhatan Point, any of its Subsidiaries or the assets of Powhatan Point or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to United Bancorp or any of its affiliates) that would reasonably be expected to be material to either Powhatan Point or any of its Subsidiaries.

3.10    Taxes and Tax Returns.

(a)    Each of Powhatan Point and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Powhatan Point nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return. All material Taxes of

Powhatan Point and its Subsidiaries that are due have been fully and timely paid. Each of Powhatan Point and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid to the appropriate taxing authorities as required by law to be withheld and paid. Neither Powhatan Point nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the audit of a Tax Return or the assessment of Tax applicable to any material Tax that remains in effect. The federal income Tax Returns of Powhatan Point and its Subsidiaries for the six years up to and including December 31, 2016 have not been audited by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Since January 1, 2011, no deficiency with respect to any amount of Taxes has been proposed, asserted or assessed against Powhatan Point or any of its Subsidiaries. There are no pending or threatened (in writing) disputes, claims, audits, examinations or other proceedings regarding any Taxes of Powhatan Point and its Subsidiaries or the assets of Powhatan Point and its Subsidiaries. In the last six years, neither Powhatan Point nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that Powhatan Point or any of its Subsidiaries was required to file any Tax Return that was not filed. Powhatan Point has made available to United Bancorp true, correct, and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years. There are no Liens for material Taxes (except Taxes not yet due and payable) on any of the assets of Powhatan Point or any of its Subsidiaries. Neither Powhatan Point nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Powhatan Point and its Subsidiaries). Neither Powhatan Point nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Powhatan Point) or (B) has any liability for the Taxes of any person (other than Powhatan Point or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Powhatan Point nor any of its Subsidiaries has been, within the past two years part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. Neither Powhatan Point nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1). At no time during the past five years has Powhatan Point been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. Powhatan Point has made available to United Bancorp true and correct copies of the United States federal income Tax Returns filed by Powhatan Point and its Subsidiaries for each of the three (3) most-recent Tax years. The accruals, liabilities and reserves for Taxes reflected in the financial statements of Powhatan Point and its Subsidiaries included (or incorporated by reference) in the Powhatan Point Reports are, in the reasonable belief of Powhatan Point’s management, adequate for the periods covered and, since the date of the most recent financial statements included in the Powhatan Point Reports, any changes in such accruals, liabilities and reserved have occurred in the ordinary course of business consistent with past practices. Neither Powhatan Point nor any of its Subsidiaries has agreed, nor is it required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise that will affect its liability for Taxes. Neither

Powhatan Point nor any of its Subsidiaries has filed an election under Section 338(g) or 338(h)(10) of the Code. There are no joint ventures, partnerships, limited liability companies, or other arrangements or contracts to which Powhatan Point or any of its Subsidiaries is a party that could be treated as a partnership for Tax purposes. No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated by this Agreement.

(b)    As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c)    As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11    Employees and Employee Benefit Plans.

(a)    Section 3.11(a) of the Powhatan Point Disclosure Schedule lists all Powhatan Point Benefit Plans. For purposes of this Agreement, “Powhatan Point Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination or severance plans, programs or arrangements or other contracts or agreements, whether written or unwritten, that are currently effective or were in effect at any time in the prior three years, to or with respect to which Powhatan Point or any Subsidiary or any trade or business of Powhatan Point or any of its Subsidiaries, whether or not incorporated, all of which together with Powhatan Point would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Powhatan Point ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Powhatan Point or any of its Subsidiaries or any Powhatan Point ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of Powhatan Point or any of its Subsidiaries or any Powhatan Point ERISA Affiliate.

(b)    Powhatan Point has made available to United Bancorp true and complete copies of each of the Powhatan Point Benefit Plans and the following related documents, to the extent applicable: (i) all summary plan descriptions, amendments, modifications or material supplements to any Powhatan Point Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the IRS for the last two plan years, (iii) the most recently received IRS determination letter, if any, or IRS opinion letter relating to any such Powhatan Point Benefit Plan, and (iv) the most recently prepared actuarial report for each such Powhatan Point Benefit Plan (if applicable) for each of the last two years.

(c)    To the knowledge of Powhatan Point, each Powhatan Point Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except as would not result in any material liability. Neither Powhatan Point nor any of its Subsidiaries has, within the prior three years, taken any material corrective action or made a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Powhatan Point Benefit Plan, and neither Powhatan Point nor any of its Subsidiaries has any knowledge of any material plan defect that would qualify for correction under any such program. There is no pending investigation or enforcement action by the IRS, Department of Labor or any other Governmental Entity with respect to any Powhatan Point Benefit Plan.

(d)    Each Powhatan Point Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Powhatan Point Qualified Plans”) has received a favorable determination or opinion letter from the IRS, which letter has not been revoked (nor, to the knowledge of Powhatan Point, has revocation been threatened), and, to the knowledge of Powhatan Point, there are no existing circumstances and no events have occurred that would have a material adverse effect on the qualified status of any Powhatan Point Qualified Plan or the related trust or materially increase the costs relating thereto. All contributions to the Powhatan Point Qualified Plans have been timely made.

(e)    Neither Powhatan Point nor any of its Subsidiaries maintains any Powhatan Point Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder (the “Powhatan Point Non-qualified Plans”). Each Powhatan Point Non-qualified Plan that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(f)    Neither Powhatan Point, any of its Subsidiaries or any Powhatan Point ERISA Affiliates currently maintains or has formerly maintained any Powhatan Point Benefit Plan or any other ongoing, frozen or terminated “single employer plan” within the meaning of Section 4001(a)(15) of ERISA, that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, and (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums required to be paid to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (iv) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by Powhatan Point or any of its Subsidiaries, (v) the PBGC has not instituted proceedings to terminate any such Powhatan Point Benefit Plan, (vi) to the knowledge of Powhatan Point, the most recent actuarial report for such Powhatan Point Benefit Plan is accurate in all material respects and (vii) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived.

(g)    None of Powhatan Point and its Subsidiaries nor any Powhatan Point ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001 (a) (3) of

ERISA (a “Multiemployer Plan”). None of Powhatan Point and its Subsidiaries nor any Powhatan Point ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”). None of Powhatan Point and its Subsidiaries nor any Powhatan Point ERISA Affiliate has incurred any material liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan that has not been satisfied in full.

(h)    Neither Powhatan Point nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or any equivalent state law regarding continuation health coverage for employees of small employers.

(i)    None of Powhatan Point and its Subsidiaries nor any Powhatan Point ERISA Affiliate nor, to the knowledge of Powhatan Point, any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which could subject any of the Powhatan Point Benefit Plans or their related trusts, Powhatan Point, any of its Subsidiaries, any Powhatan Point ERISA Affiliate or any person that Powhatan Point or any of its Subsidiaries has an obligation to indemnify to any material tax or material penalty imposed under Section 4975 of the Code or Section 502 of ERISA. Neither Powhatan Point nor any of its Subsidiaries has engaged in a transaction or failed to take any action with respect to any Powhatan Point Benefit Plan that would result in the imposition, directly or indirectly, of a material tax or penalty imposed by Sections 4980B or 4980D of the Code.

(j)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability, funding, payment or delivery of, or increase the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of Powhatan Point or any of its Subsidiaries, or result in any limitation on the right of Powhatan Point or any of its Subsidiaries or Powhatan Point ERISA Affiliates to amend, merge, terminate or receive a reversion of assets from any Powhatan Point Benefit Plan or related trust. Without limiting the generality of the foregoing, except as described in Section 3.11(j) of the Powhatan Point Disclosure Schedule, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Powhatan Point or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(k)    To the extent Powhatan Point or any of its Subsidiaries are “applicable large employers” subject to the shared responsibility excise tax under Section 4980H of the Code, they each provide substantially all of their full-time employees with the opportunity to enroll in minimum essential coverage under an eligible employer-sponsored plan (as defined in Section 5000A(f)(2) of the Code) for each calendar month beginning on or after January 1, 2016.

(l)    There are no pending or, to the knowledge of Powhatan Point, threatened (in writing) material labor grievances or material unfair labor practice claims or charges against Powhatan Point or any of its Subsidiaries, or any strikes or other material labor disputes against Powhatan Point or any of its Subsidiaries. Neither Powhatan Point nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Powhatan Point or any of its Subsidiaries, and, to the knowledge of Powhatan Point, there are no organizing efforts by any union or other group seeking to represent any employees of Powhatan Point or any of its Subsidiaries.

3.12    Compliance with Applicable Law. Powhatan Point and each of its Subsidiaries hold, and have at all times since December 31, 2015 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), and, to the knowledge of Powhatan Point, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened (in writing). Powhatan Point and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any law, statute, order, rule or regulation of any Governmental Entity applicable to Powhatan Point or any of its Subsidiaries, including, but not limited to, (to the extent applicable to Powhatan Point or its Subsidiaries) all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act and Regulation V, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act and Regulation C, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Regulation E, the Dodd-Frank Wall Street Reform and Consumer Financial Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Foreign Corrupt Practices Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law or regulation relating to bank secrecy, discriminatory lending, financing, consumer protection, money laundering prevention, foreign assets control, Sections 23A and 23B of the Federal Reserve Act and Regulation W, and any and all agency requirements relating to the origination, sale and servicing of commercial, mortgage and consumer loans. First National has a Community Reinvestment Act rating of “satisfactory” or better. Neither Powhatan Point nor its Subsidiaries engage in the type of activity subject to 12 U.S.C. § 1851 and the regulations promulgated by the Federal Reserve Board, the OCC and the FDIC (together, the “Federal Banking Agencies”) in connection therewith (the “Volcker Rule”).

3.13    Certain Contracts.

(a)    As of the date hereof, neither Powhatan Point nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), other than any Powhatan Point Benefit Plan, of the following types (each a “Powhatan Point Contract”), and no such contract or agreement is presently being negotiated:

(i)    any contract involving commitments to others to make capital expenditures or purchases or sales in excess of $5,000 in any one case or $10,000 in the aggregate in any period of 12 consecutive months;

(ii)    any contract relating to any direct or indirect indebtedness of Powhatan Point or any of its Subsidiaries for borrowed money (including loan agreements, lease purchase agreements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings relating to the extension of credit, but excluding outstanding put options with respect to loans sold into the secondary market, certificates of deposit, government bonds and other deposit accounts issued to customers), or any conditional sales contracts, equipment lease agreements and other security arrangements with respect to personal property with an obligation in excess of $5,000 in any one case or $10,000 in the aggregate in any period of 12 consecutive months;

(iii)    any contract containing covenants limiting the freedom of Powhatan Point or any of its Subsidiaries to compete in any line of business or with any person or in any area or territory;

(iv)    any partnership, joint venture, limited liability company arrangement or similar agreement;

(v)    any profit sharing, phantom stock award, stock option, stock purchase, stock appreciation, deferred compensation, issuance, or other plan or arrangement for the benefit of Powhatan Point’s or any of its Subsidiaries’ current or former directors, officers, employees or consultants;

(vi)    any license agreement, either as licensor or licensee, or any other contract of any type relating to any intellectual property, except for license agreements relating to off-the-shelf software or software components pursuant to non-negotiable standard form or “shrink wrap” license agreement;

(vii)    any contract with any insider of Powhatan Point or any of its Subsidiaries or any arrangement under which Powhatan Point or any of its Subsidiaries has advanced or loaned any amount to any of their respective insiders or immediate family member of any insider (the terms “insider” and “immediate family member” have the meanings given to them under Regulation O (12 C.F.R. Part 215) as promulgated by the FRB);

(viii)    any contract, whether exclusive or otherwise, with any sales agent, representative, franchisee or distributor;

(ix)    other than this Agreement and any ancillary agreements being executed in connection with this Agreement, any contract providing for the acquisition or disposition of any portion of the assets (other than cash or cash equivalents), properties or securities of Powhatan Point or any of its Subsidiaries in excess of $25,000;

(x)    any contract that requires the payment of royalties;

(xi)    any contract pursuant to which Powhatan Point or any of its Subsidiaries has any obligation to share revenues or profits derived from Powhatan Point or any of its Subsidiaries with any other person;

(xii)    any contract between (i) Powhatan Point or any of its Subsidiaries, on the one hand, and any officer, director, employee or consultant of Powhatan Point or any of its Subsidiaries, on the other hand, and (ii) Powhatan Point or any of its Subsidiaries, on the one hand, and any affiliate of any director or executive officer of Powhatan Point, on the other hand; and

(xiii)    any other legally binding contract not of the type covered by any of the other items of this Section 3.13(a) having an obligation by Powhatan Point or any of its Subsidiaries in excess of $10,000 in the aggregate in any period of 12 consecutive months.

(b)    (i) Each Powhatan Point Contract is valid and binding on Powhatan Point or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Powhatan Point and each of its Subsidiaries has performed all obligations required to be performed by it prior to the date hereof under each Powhatan Point Contract, (iii) to the knowledge of Powhatan Point, each third-party counterparty to each Powhatan Point Contract has performed all obligations required to be performed by it to date under such Powhatan Point Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Powhatan Point or any of its Subsidiaries under any such Powhatan Point Contract.

3.14    Agreements with Regulatory Agencies. Neither Powhatan Point nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2015, a recipient of any supervisory letter from, or since January 1, 2015, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Powhatan Point Disclosure Schedule, a “Powhatan Point Regulatory Agreement”) ; provided, however, that Powhatan Point Regulatory Agreement shall not be deemed to include any of the foregoing that is subject to confidentiality restrictions of any Regulatory Agency prohibiting its disclosure to third parties under applicable law, rule or regulation. Neither Powhatan Point nor any of its Subsidiaries is aware, since January 1, 2015, of any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Powhatan Point Regulatory Agreement.

3.15    Risk Management Instruments. Neither Powhatan Point nor any of its Subsidiaries has entered into any rate swaps, caps, floors, option agreements, futures or forward contracts or other similar derivative transactions or risk management arrangements, whether entered into for the account of Powhatan Point or any of its Subsidiaries or for the account of a customer of Powhatan Point or one of its Subsidiaries.

3.16    Environmental Matters. To the knowledge of Powhatan Point, Powhatan Point and its Subsidiaries (including but not limited to real property previously owned during the last six (6) years or currently owned or operated by them and real property that is mortgage collateral securing loans made by them) are in compliance and have complied with all applicable federal, state or local laws, regulations, orders, decrees, permits, authorizations or legal requirements relating to: (i) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other judicial proceedings, claims or actions or, to the knowledge of Powhatan Point, any private environmental investigations or remediation activities or governmental investigations of any nature, which impose, or seek to impose, or that could reasonably be likely to result in the imposition, on Powhatan Point or any of its Subsidiaries, of any liability or obligation arising under any Environmental Law, concluded, pending or, to the knowledge of Powhatan Point, threatened against Powhatan Point, and Powhatan Point has not received any written notice (the substance of which has not been materially resolved) that alleges Powhatan Point is in violation of, or has liability for, any breach or violation under any Environmental Laws. To the knowledge of Powhatan Point, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any such liability or obligation. Powhatan Point is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to any Environmental Law. To the knowledge of Powhatan Point, Powhatan Point has not participated in the management and has not otherwise exercised control over any borrower such that Powhatan Point would be subject to liability with respect to environmental matters in connection with any security interest, any borrower’s operations, or any borrower’s property, and has not foreclosed on a Loan or taken over operations of any borrower’s property in a manner that would result in liability under applicable Environmental Laws. To the knowledge of Powhatan Point, Powhatan Point has no liability for any clean-up or remediation under any Environmental Laws with respect to any real property presently owned or leased by Powhatan Point.

3.17    Investment Securities.

(a)    Each of Powhatan Point and its Subsidiaries has good title to all securities owned by it, free and clear of any Lien, except (i) as set forth in the financial statements included in the Powhatan Point Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Powhatan Point or its Subsidiaries. Such securities are valued on the books of Powhatan Point in accordance with GAAP in all material respects.

(b)    Powhatan Point and its Subsidiaries employ investment, securities, risk management and other policies, practices and procedures that are prudent and reasonable in the context of their respective businesses, and Powhatan Point and its Subsidiaries have, since January 1, 2015, been in compliance with such policies, practices and procedures in all material respects.

3.18    Real Property.

(a)    Section 3.18(a) of the Powhatan Point Disclosure Schedule sets forth all real property owned by Powhatan Point or a Powhatan Point Subsidiary (the “Powhatan Point Owned Properties”). Neither Powhatan Point nor its Subsidiaries lease any real property. Powhatan Point or a Powhatan Point Subsidiary has good and marketable title to all Powhatan Point Owned Properties free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially adversely affect the value or present use of the properties or assets subject thereto or affected thereby or otherwise materially adversely impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially adversely affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”). There are no material pending or, to the knowledge of Powhatan Point, threatened condemnation proceedings against any Powhatan Point Real Property.

(b)    All buildings, fixtures, mechanical systems (including electrical, plumbing and heating), and roof and structural systems at each Powhatan Point Real Property are in good operating condition and repair, ordinary wear and tear excepted, and no material expenditures are currently required or anticipated by Powhatan Point or a Powhatan Point Subsidiary with respect to the foregoing.

(c)    Neither Powhatan Point nor any Powhatan Point Subsidiary has received written notice of, or has any knowledge of, any material uncured violation by Powhatan Point or a Powhatan Point Subsidiary of any of the Permitted Encumbrances.

3.19    Intellectual Property. Powhatan Point and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens other than any Permitted Encumbrances), all Intellectual Property necessary for the conduct of its business as currently conducted. The use of any Intellectual Property by Powhatan Point and its Subsidiaries does not, to the knowledge of Powhatan Point, infringe, misappropriate or otherwise violate the rights of any person, and no person has asserted to Powhatan Point in writing that Powhatan Point or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person. To the knowledge of Powhatan Point, no person is challenging, infringing on or otherwise violating any right of Powhatan Point or any of its Subsidiaries with respect to any Intellectual Property owned by Powhatan Point or its Subsidiaries. Neither Powhatan Point nor any Powhatan Point Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Powhatan Point or any Powhatan Point Subsidiary. Since January 1, 2015, no third party has, to the knowledge of Powhatan Point, gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Powhatan Point and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, trade names, Internet domain names, logos and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any re-examinations, extensions or reissues thereof, in any jurisdiction; trade secrets, and copyrights and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

3.20    Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Powhatan Point or any of its Subsidiaries, on the one hand, and any current director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Powhatan Point or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Powhatan Point Shares (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Powhatan Point), on the other hand, of the type required to be reported in any Powhatan Point Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

3.21    State Takeover Laws. The Board of Directors of Powhatan Point has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby, including the voting agreement attached hereto as Exhibit B (the “Voting Agreement”), any applicable provisions of the takeover laws of the State of Ohio, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”).

3.22    Reorganization. Powhatan Point and each of its Subsidiaries has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23    Opinion. Prior to the execution of this Agreement, the Board of Directors of Powhatan Point has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from CAMELS, to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger consideration (defined in such opinion as the aggregate Cash Consideration and the aggregate Stock Consideration, taken together) is fair, from a financial point of view, to the holders of Powhatan Point Shares. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24    Powhatan Point Information. The information relating to Powhatan Point and its Subsidiaries that is provided by Powhatan Point or its representatives specifically for inclusion in (a) the Proxy Statement/Prospectus on the date it (or any amendment or supplement thereto) is first mailed to holders of Powhatan Point Shares or at the time of the Powhatan Point Meeting, (b) the S-4, when it or any amendment thereto becomes effective under the Securities Act, or (c) any other document filed with any other Regulatory Agency in connection herewith will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement/Prospectus and the S-4 relating to Powhatan Point and its Subsidiaries and other portions within the reasonable control of Powhatan Point and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by Powhatan Point with respect to statements made or incorporated by reference in the Proxy Statement/Prospectus or the S-4 based on information provided or supplied by or on behalf of United Bancorp or its Subsidiaries for inclusion therein.

3.25    Loan Portfolio.

(a)    As of the date hereof, neither Powhatan Point nor any of its Subsidiaries is a party to any (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Powhatan Point or any Subsidiary of Powhatan Point is a creditor which as of March 31, 2018 was over 90 days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or principal shareholder of Powhatan Point or any of its Subsidiaries (as such terms are defined in 12 C.F.R. Part 215). There is no Loan which was made by Powhatan Point or any of its Subsidiaries and which is reflected as an asset of Powhatan Point or its Subsidiaries that (i) has been classified by examiners (regulatory or internal) or by management of Powhatan Point or its Subsidiaries as “substandard,” “doubtful,” “loss” or “special mention,” or (ii) has been identified by accountants or auditors (regulatory or internal) as having significant risk of uncollectibility. The reserves, the allowance for loan losses (the “ALLL”) and the carrying value for OREO of Powhatan Point and its Subsidiaries as shown as of the dates noted in the latest balance sheets in the financial statements filed with the applicable Regulatory Agencies are adequate in all material respects under GAAP and applicable bank regulatory requirements and guidelines to provide for possible losses as of such date on items for which such reserves, allowances and values were established. Except as such disclosure may be limited by any applicable law, rule or regulation, Section 3.25(a) of the Powhatan Point Disclosure Schedule sets forth a true, correct and complete list of all of the Loans of Powhatan Point and its Subsidiaries that, as of March 31, 2018, were classified by Powhatan Point as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date.

(b)    Each outstanding Loan of Powhatan Point and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Powhatan Point and its Subsidiaries as secured Loans, has been secured by valid Liens and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c)    Each outstanding Loan of Powhatan Point and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Powhatan Point and its Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d)    None of the agreements pursuant to which Powhatan Point or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan (other than first payment defaults).

(e)    There are no outstanding Loans made by Powhatan Point or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Powhatan Point or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f)    Neither Powhatan Point nor any of its Subsidiaries is now, nor has it ever been since December 31, 2014, subject to any material fine, suspension, settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

3.26    Insurance. Powhatan Point and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Powhatan Point reasonably has determined to be prudent, and neither Powhatan Point nor any of its Subsidiaries has received notice to the effect that any of them are in default under any material insurance policy. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Powhatan Point and its Subsidiaries, Powhatan Point or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Section 3.26 of the Powhatan Point Disclosure Schedule lists all material insurance policies of Powhatan Point.

3.27    No Investment Adviser Subsidiary. Neither Powhatan Point nor any Powhatan Point Subsidiary serves in a capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, as amended, nor acts as an “investment adviser” required to register as such under the Investment Advisers Act of 1940, as amended.

3.28    Books and Records. Except for minutes and actions related to the process leading up to this Agreement and the transactions contemplated hereunder, which have not yet been prepared, approved, executed and/or placed in Powhatan Point minute books, (i) the books of account, minute books, stock record books, and other financial and corporate records of Powhatan Point and its Subsidiaries, all of which have been made available to United Bancorp, are complete and correct in all material respects and have been maintained in accordance with sound business practices and, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Powhatan Point and its Subsidiaries; and (ii) the minute books of Powhatan Point and its Subsidiaries contain accurate and complete records of all meetings held of, and corporate action taken by, the shareholders, the Powhatan Point Board of Directors and the governing bodies of its Subsidiaries and committees of the Powhatan Point Board of Directors and the governing bodies of its Subsidiaries, and no meeting of any such shareholders, Powhatan Point Board of Directors and the governing bodies of its Subsidiaries, or committee has been held for which minutes have been prepared and are not contained in such minute books.

3.29    Prohibited Payments. Powhatan Point and its Subsidiaries have not, directly or indirectly (i) made or agreed to make any contribution, payment or gift to any government official, employee or agent where either the contribution, payment or gift or the purpose thereof was illegal under the laws of any federal, state, local or foreign jurisdiction, (ii) established or maintained any unrecorded fund asset for any purpose or made any false entries on the books and records of Powhatan Point or its Subsidiaries for any reason, (iii) made or agreed to make any contribution, or reimbursed any political gift or contribution made by any other person, to any candidate for federal, state, local or foreign public office, or (iv) paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent, government official or other party, in the United States or any other country, which in any manner relates to the assets, business or operations of Powhatan Point or any of its Subsidiaries, which Powhatan Point or its Subsidiaries knows or has reason to believe may have been illegal under any federal, state or local laws of the United States or any other country having jurisdiction.

3.30    Absence of Undisclosed Liabilities. Neither Powhatan Point nor any of its Subsidiaries has any liability (whether accrued, absolute, contingent or otherwise) except as disclosed in the financial statements in Powhatan Point.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF UNITED BANCORP

Except as disclosed in the disclosure schedule delivered by United Bancorp to Powhatan Point concurrently herewith (the “United Bancorp Disclosure Schedule”), United Bancorp hereby represents and warrants to Powhatan Point the statements contained in this Article IV; provided, United Bancorp shall not be deemed to have breached a representation or warranty as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in this Article IV, has had or is reasonably likely to have, a Material Adverse Effect (disregarding for purposes of this proviso any materiality or Material Adverse Effect qualification contained in any representation or warranty); provided, further, that the mere inclusion of an item in the United Bancorp Disclosure Schedule as an exception to a representation or warranty will not be deemed an admission by United Bancorp that such item represents a material exception or fact, event or circumstance or that such item has had or is reasonably likely to result in a Material Adverse Effect; provided, further, that any disclosures made with respect to a section of this Article IV shall be deemed to qualify (a) any other section of this Article IV specifically referenced or cross-referenced and (b) any other sections of this Article IV to the extent it is reasonably apparent from a reading of the disclosure that such disclosure applies to such other sections (notwithstanding the absence of a specific cross-reference).

4.1    Corporate Organization.

(a)    United Bancorp is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and a bank holding company duly registered under the BHC Act.    United Bancorp has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects. United Bancorp is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. True and complete copies of the United Bancorp Articles and United Bancorp Code of Regulations, as in effect as of the date of this Agreement, have previously been made available to Powhatan Point.

(b)    Each Subsidiary of United Bancorp (a “United Bancorp Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of United Bancorp to pay dividends or distributions, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of United Bancorp that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of United Bancorp, threatened. Section 4.1(b) of the United Bancorp Disclosure Schedule sets forth a true and complete list of all Subsidiaries of United Bancorp as of the date hereof.

4.2    Capitalization.

(a)    The authorized capital stock of United Bancorp consists of 10,000,000 United Bancorp Shares and 2,000,000 shares of preferred stock, no par value per share. As of the date of this Agreement, no shares of capital stock or other voting securities of United Bancorp are issued, reserved for issuance or outstanding, other than 5,560,304 United Bancorp Shares issued and outstanding, 5,744 United Bancorp Shares held in treasury, 300,000 United Bancorp Shares reserved for issuance upon the settlement of outstanding restricted stock awards granted under the United Bancorp 2008 Stock Incentive Plan and the United Bancorp 2018 Stock Incentive Plan (collectively, the “United Bancorp Restricted Stock Awards”), 168,928 United Bancorp Shares reserved for issuance upon the vesting and settlement of outstanding deferred stock accounts under the United Bancorp Deferred Compensation Plan (the “United Bancorp Deferred Stock Accounts”), 407,268 United Bancorp Shares reserved for issuance upon the vesting and settlement of United Bancorp contributions under the United Bancorp Employee Stock Ownership Plan (the “United Bancorp ESOP Contributions”) and 500,000 additional United Bancorp Shares reserved for issuance upon the issuance of all future awards under the United Bancorp Stock Plans. As used herein, the “United Bancorp Stock Plans” shall mean all employee and director equity incentive plans of United Bancorp in effect as of the date of this Agreement and agreements for equity awards in respect of United Bancorp Shares granted by United Bancorp under the inducement grant exception, and shall include: (i) the United Bancorp 2008 Stock Incentive Plan; (ii) the United Bancorp 2018 Stock Incentive Plan; (iii) the United Bancorp Deferred Compensation Plan; and (iv) the United Bancorp Employee Stock Ownership Plan. All of the issued and outstanding United Bancorp Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of United Bancorp may vote are issued or outstanding. As of the date of this Agreement, the United Bancorp Statutory Trust I, a Delaware statutory trust and affiliate of United Bancorp, has 4,000 Trust Preferred Securities issued and outstanding, each having a liquidation value of $1,000.00, which securities were issued pursuant to the terms of an Amended Restated Trust Agreement dated November 17, 2005. As of the date of this Agreement, no other trust preferred or subordinated debt securities of United Bancorp are issued or outstanding. Other than United Bancorp Restricted Stock Awards, United Bancorp ESOP Contributions and United Bancorp Deferred Stock Accounts, in each case, awarded or issued prior to the date of this Agreement, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating United Bancorp to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

(b)    There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which United Bancorp or any of its Subsidiaries has a contractual or other obligation to the voting or transfer of the United Bancorp Shares or other equity interests of United Bancorp.

(c)    United Bancorp owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each United Bancorp Subsidiary, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, non-assessable (except, with respect to United Bancorp Subsidiaries that are insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No United Bancorp Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3    Authority; No Violation.

(a)    United Bancorp has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger has been duly and validly approved by the Board of Directors of United Bancorp. The Board of Directors of United Bancorp has approved the Merger and the transactions contemplated by this Agreement, and has adopted a resolution to the foregoing effect. Except for the adoption of resolutions to give effect to the provisions of Section 6.10 in connection with the Closing, no other corporate proceedings on the part of United Bancorp are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by United Bancorp and (assuming due authorization, execution and delivery by Powhatan Point) constitutes a valid and binding obligation of United Bancorp, enforceable against it in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The United Bancorp Shares to be issued in the

Merger have been validly authorized and, when issued, will be validly issued, fully paid and non-assessable, and no current or past shareholder of United Bancorp will have any preemptive right or similar rights in respect thereof.

(b)    Neither the execution and delivery of this Agreement by United Bancorp, nor the consummation by United Bancorp of the transactions contemplated hereby, nor compliance by United Bancorp with any of the terms or provisions hereof, will (i) violate any provision of the United Bancorp Articles or the United Bancorp Code of Regulations or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to United Bancorp, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of United Bancorp or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which United Bancorp or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound.

4.4    Consents and Approvals. Except for (i) the filing of applications, filings, and notices, as applicable, with the NASDAQ, (ii) the filing of applications, filings, waivers and/or notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings, waivers and notices, (iii) the filing of applications, filings, waivers and/or notices, as applicable, with the FDIC, ODFI and the OCC in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings, waivers and/or notices, (iv) the filing with the SEC of the S-4, which also will include the Proxy Statement/Prospectus, and declaration of effectiveness of the S-4, (vi) the filing of the Certificate of Merger with the Ohio Secretary pursuant to the OGCL, and the filing by the ODFI of the Bank Merger Certificate, (vii) the filing of any notices or other filings under the HSR Act, if necessary or advisable, and (viii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the United Bancorp Shares pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by United Bancorp of this Agreement or (B) the consummation by United Bancorp of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, United Bancorp is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

4.5    SEC Filings. United Bancorp has timely filed all reports and proxy materials required to be filed by it with the SEC pursuant to the Exchange Act. All such filings, at the time of filing, complied in all material respects with all legal requirements relating thereto under the applicable rules of the SEC. None of such documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.6    Financial Statements.

(a)    The financial statements of United Bancorp and its Subsidiaries included (or incorporated by reference) in each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by United Bancorp pursuant to the Securities Act or Exchange Act since January 1, 2015 (including the related notes, where applicable) (the “United Bancorp Reports”): (i) have been prepared from, and are in accordance with, the books and records of United Bancorp and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of United Bancorp and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of United Bancorp and its Subsidiaries have been, since January 1, 2015, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.    Since January 1, 2014, no accounting firm engaged by United Bancorp or any Subsidiary has resigned (or informed United Bancorp that it intends to resign) or been dismissed as a result of or in connection with any disagreements with United Bancorp on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Neither United Bancorp nor any of its Subsidiaries has incurred any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included in the consolidated balance sheet of United Bancorp, except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of United Bancorp included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent in nature and amount with past practice since December 31, 2017 or (iii) in connection with this Agreement and the transactions contemplated hereby.

(c)    Since March 31, 2018, (i) United Bancorp and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice, and (ii) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events is reasonably likely to have a Material Adverse Effect with respect to United Bancorp or any of its Subsidiaries.

(d)    United Bancorp and each of its Subsidiaries maintains a system of “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) reasonably designed and maintained to ensure that all information (both financial and non-financial) required to be disclosed by United Bancorp in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to United Bancorp’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of United Bancorp required under the Exchange Act with respect to such reports. United Bancorp has disclosed, based on its most recent evaluation prior to the date of this Agreement, to United Bancorp’s outside auditors and the audit committee of the United Bancorp Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to adversely affect United Bancorp’s ability to accurately record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in United Bancorp’s internal controls over financial reporting. Since January 1, 2015, (i) neither United Bancorp nor any of its Subsidiaries, nor, to the knowledge of United Bancorp, any director, officer, auditor, accountant or representative of United Bancorp or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of United Bancorp, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of United Bancorp or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that United Bancorp or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

4.7    Broker’s Fees. Neither United Bancorp nor any United Bancorp Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than ProBank Austin, LLC and Investment Bank Services, Inc.

4.8    Absence of Certain Changes or Events.

(a)    Since December 31, 2017, no event or events have occurred that have had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on United Bancorp.

(b)    Since December 31, 2017, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, United Bancorp and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course consistent with past practice.

4.9    Legal Proceedings.

(a)    Neither United Bancorp nor any of its Subsidiaries is a party to any legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against United Bancorp or any of its Subsidiaries (i) that would reasonably be expected to be material to United Bancorp, or (ii) of a material nature challenging the validity or propriety of this Agreement.

(b)    There is no injunction, order, judgment, decree, or regulatory restriction imposed upon United Bancorp, any of its Subsidiaries or the assets of United Bancorp or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to United Bancorp or any of its affiliates) that would reasonably be expected to be material to either United Bancorp or any of its Subsidiaries, taken as a whole.

4.10    Taxes and Tax Returns. Each of United Bancorp and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. All material Taxes of United Bancorp and its Subsidiaries that are due have been fully and timely paid. Each of United Bancorp and its Subsidiaries have withheld and paid, or will timely pay, all material Taxes required to have been withheld and paid to the appropriate taxing authorities as required by law to be withheld and paid. No deficiency with respect to any amount of Taxes has been proposed, asserted or assessed against United Bancorp or any of its Subsidiaries. The accruals and reserves for Taxes reflected in such financial statements are, in the reasonable belief of United Bancorp’s management, adequate for the periods covered. There are no pending or threatened (in writing) disputes, claims, audits, examinations or other proceedings regarding any Taxes of United Bancorp and its Subsidiaries.

4.11    Compliance with Applicable Law. United Bancorp and each of its Subsidiaries hold, and have at all times since December 31, 2014 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), and, to the knowledge of United Bancorp, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened (in writing). United Bancorp and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any law, statute, order, rule or regulation of any Governmental Entity applicable to United Bancorp or any of its Subsidiaries, including (to the extent applicable to United Bancorp or its Subsidiaries) all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act and Regulation V, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act and Regulation C, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Regulation E, the Dodd-Frank Wall Street Reform and Consumer Financial Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Foreign Corrupt Practices Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law or regulation relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Unified Bank has a Community Reinvestment Act rating of “satisfactory” or better. United Bancorp and each of its affiliates and subsidiaries have complied in all material respects with and are not in material default or violation under the Volcker Rule.

4.12    Certain Contracts.

(a)    Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which United Bancorp or any of its Subsidiaries is a party or by which United Bancorp or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by United Bancorp, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “United Bancorp Contract”), and neither United Bancorp nor any of its Subsidiaries knows of, or has received notice of, any violation of any United Bancorp Contract by any of the other parties thereto.

(b)    (i) Each United Bancorp Contract is valid and binding on United Bancorp or one of its Subsidiaries, as applicable, and in full force and effect, (ii) United Bancorp and each of its Subsidiaries have performed all obligations required to be performed by it prior to the date hereof under each United Bancorp Contract, (iii) to the knowledge of United Bancorp, each third-party counterparty to each United Bancorp Contract has performed all obligations required to be performed by it to date under such United Bancorp Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of United Bancorp or any of its Subsidiaries under any such United Bancorp Contract.

4.13    Agreements with Regulatory Agencies. Neither United Bancorp nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, a recipient of any supervisory letter from, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the United Bancorp Disclosure Schedule, a “United Bancorp Regulatory Agreement”) ; provided, however, that United Bancorp Regulatory Agreement shall not be deemed to include any of the foregoing that is subject to confidentiality restrictions of any Regulatory Agency prohibiting its disclosure to third parties under applicable law, rule or regulation. Neither United Bancorp nor any of its Subsidiaries is aware of any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such United Bancorp Regulatory Agreement.

4.14    Information Technology. Since January 1, 2015, no third party has, to the knowledge of United Bancorp, gained unauthorized access to any information technology networks controlled by and material to the operation of the business of United Bancorp and its Subsidiaries.

4.15    Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between United Bancorp or any of its

Subsidiaries, on the one hand, and any current director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of United Bancorp or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding United Bancorp Shares (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of United Bancorp), on the other hand, of the type required to be reported in any United Bancorp Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

4.16    State Takeover Laws. The Board of Directors of United Bancorp has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any applicable Takeover Statutes.

4.17    Reorganization. United Bancorp and each of its Subsidiaries has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.18    United Bancorp Information. The information relating to United Bancorp and its Subsidiaries that is provided by United Bancorp or its representatives specifically for inclusion in (a) the Proxy Statement/Prospectus, on the date it (or any amendment or supplement thereto) is first mailed to holders of Powhatan Point Shares or at the time of the Powhatan Point Meeting, (b) the S-4, when it or any amendment thereto becomes effective under the Securities Act, (c) the documents and financial statements of United Bancorp incorporated by reference in the Proxy Statement/Prospectus, the S-4 or any amendment or supplement thereto, (d) any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, or (e) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement/Prospectus relating to United Bancorp and its Subsidiaries and other portions within the reasonable control of United Bancorp and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by United Bancorp with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Powhatan Point or its Subsidiaries for inclusion in the Proxy Statement/Prospectus or the S-4.

4.19    Loans; Certain Transactions. As of the date hereof, all loans owned by Unified Bank, or in which Unified Bank has an interest, have been made or acquired in accordance with currently effective policies and procedures approved by the Board of Directors of Unified Bank and, to the knowledge of Unified Bank, comply in all material respects with all laws, rules, and regulations, including, but not limited to, applicable usury statutes, underwriting and recordkeeping requirements, the Truth in Lending Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act, and other applicable consumer protection statutes and the regulations promulgated thereunder.

4.20    Allowance for Loan Losses. The reverses and allowance for loan losses reflected on the financial statements of United Bancorp and its Subsidiaries included (or incorporated by reference) in United Bancorp Reports (including the related notes, where applicable) was, as of each respective date, determined in accordance with GAAP and in accordance with all rules and regulations applicable to United Bank and its Subsidiaries and was, as of the respective date thereof, adequate in all material respects under the requirements of GAAP and applicable bank regulatory requirements and guidelines to provide for possible losses as of such dates on items for which such reserves and allowances were established. To the knowledge of Unified Bank, neither United Bancorp nor its Subsidiaries has been notified by the FDIC, ODFI or United Bancorp’s independent auditor, in writing or otherwise, that such reserves are inadequate or that the practices and policies of Unified Bank in establishing its reserves for the periods reflected in such financial statements, and in accounting for delinquent and classified assets, generally fail to comply with applicable accounting or regulatory requirements, or that the FDIC, ODFI or United Bancorp’s independent auditor believes such reserves to be inadequate or inconsistent with the historical loss experience of Unified Bank.

4.21    Financing. United Bancorp has, or will have available to it prior to the Closing Date, all funds necessary to satisfy its obligations hereunder, whether internally sourced or secured through a financing arrangement with an unaffiliated third party, and United Bancorp acknowledges that United Bancorp’s obligations under this Agreement are not subject to any financing contingency.

4.22    United Bancorp Shares Matters. There are a sufficient number of authorized but unissued United Bancorp Shares to satisfy United Bancorp’s obligation to issue United Bancorp Shares under this Agreement. The United Bancorp Shares to be issued in the Merger have been duly authorized and, when issued in the Merger, will be (i) validly issued, fully paid and non-assessable, (ii) registered under the Securities Act pursuant to the S-4, and (iii) listed for trading on the NASDAQ.

4.23    Books and Records. Except for minutes and actions related to the process leading up to this Agreement and the transactions contemplated hereunder, which have not yet been prepared, approved, executed and/or placed in United Bancorp minute books, (i) the books of account, minute books, stock record books, and other financial and corporate records of United Bancorp and its Subsidiaries, which have been made available to Powhatan Point, are complete and correct in all material respects and have been maintained in accordance with sound business practices and, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of United Bancorp and its Subsidiaries; and (ii) the minute books of United Bancorp and its Subsidiaries contain accurate and complete records of all meetings held of, and corporate action taken by, the shareholders, the United Bancorp Board of Directors and the governing bodies of its Subsidiaries, and committees of the United Bancorp Board of Directors and the governing bodies of its Subsidiaries, and no meeting of any such shareholders, United Bancorp Board of Directors and the governing bodies of its Subsidiaries, or committee has been held for which minutes have been prepared and are not contained in such minute books.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1    Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, required by law, regulation or order of a Governmental Entity or as consented to in writing by the other party hereto, (a) each of United Bancorp and Powhatan Point shall, and shall cause its respective Subsidiaries to, (i) conduct its business in the ordinary course in all material respects and (ii) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and (b) each of United Bancorp and Powhatan Point shall and shall cause its respective Subsidiaries to take no action that is intended to or would reasonably be likely to adversely affect or delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or by the Bank Merger Agreement or the Requisite Powhatan Point Vote or to perform its respective covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby on a timely basis.

5.2    Powhatan Point Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, or as required by law, regulation or order of a Governmental Entity, Powhatan Point shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of United Bancorp (such consent not to be unreasonably withheld or delayed):

(a)    in each case, other than in the ordinary course of business, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any Subsidiary of Powhatan Point);

(b)

(i)    adjust, split, combine or reclassify any capital stock;

(ii)    except for the payment of (A) its regular semi-annual cash dividend of not more than $1.50 per share payable consistent with past practice for the half-year period prior to the half-year in which the Effective Date shall occur and (B) a special cash dividend in an amount not to exceed $1.50 per share during the half-year in which the Effective Date occurs, (the parties agree to coordinate their respective dividend declaration dates and amounts for the half-year in which the Merger shall occur such that the shareholders of Powhatan Point will receive a dividend from Powhatan Point, prorated accordingly with respect to the applicable quarter-end, or United Bancorp, but not from both) , make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except dividends paid by any of the Subsidiaries of Powhatan Point to Powhatan Point or any of its wholly owned Subsidiaries);

(iii)    grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv)    issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock;

(c)    sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any material indebtedness to any such person or any claims held by any person, in each case other than in the ordinary course of business;

(d)    except for transactions in the ordinary course of business (including by way of foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith), make any investment that would be material to Powhatan Point and its Subsidiaries on a consolidated basis either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity, other than in a wholly owned Subsidiary of Powhatan Point;

(e)    (i) terminate any Powhatan Point Contract or amend, modify, renew or waive in any material way any Powhatan Point Contract, other than normal renewals in the ordinary course of business, (ii) make any change in any instrument or agreement governing the terms of any of its securities, or (iii) enter into any new contract, except in the ordinary course of business, that would constitute a Powhatan Point Contract if it were in effect on the date of this Agreement;

(f)    except as provided in Section 6.6(f), as otherwise noted, or as required under the terms of any Powhatan Point Benefit Plan existing as of the date hereof, (i) enter into, adopt or terminate any Powhatan Point Benefit Plan (including any plans, programs, policies, agreements or arrangements that would be considered a Powhatan Point Benefit Plan if in effect as of the date hereof), (ii) amend (whether in writing or through the interpretation of) any Powhatan Point Benefit Plan (including any plans, programs, policies, agreements or arrangements adopted or entered into that would be considered a Powhatan Point Benefit Plan if in effect as of the date hereof), other than amendments in the ordinary course of business consistent with past practice that do not materially increase the cost or expense of maintaining such plan, program, policy or arrangements, (iii) other than in the ordinary course of business consistent with past practice increase the compensation payable to any current or former employee, officer, director, independent contractor or consultant, (iv) other than in the ordinary course of business consistent with past practice pay or award, or commit to pay or award, any bonuses or incentive compensation (so long as the total amount of bonuses and incentive compensation paid by Powhatan Point and all of its Subsidiaries for 2018 (the “2018 Powhatan Point Bonus Payments”) does not exceed the amount of bonuses and incentive compensation paid by Powhatan Point and its Subsidiaries for 2017), (v) accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, or (viii) hire any officer, employee, independent contractor or consultant, other than as replacements for positions existing on the date of this Agreement;

(g)    except for debt workouts in the ordinary course of business, settle any material claim, suit, action or proceeding in an amount and for consideration in excess of $25,000 individually or $50,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments received by Powhatan Point or any of its Subsidiaries in respect thereof) or that would impose any material restriction on the business of it or its Subsidiaries or United Bancorp;

(h)    amend the Powhatan Point Articles, the Powhatan Point Code of Regulations, or comparable governing documents of its Subsidiaries;

(i)    merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(j)    materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or requested by a Governmental Entity;

(k)    implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP, by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity, or requested by United Bancorp;

(l)    enter into any material new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, hedging policies, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by such policies or applicable law, regulation or policies imposed by any Governmental Entity;

(m)    (i) make or purchase any indirect or brokered loans, or (ii) purchase from or sell to any financial institution or other non-depository lender an interest in a loan, other than in the ordinary course of business and consistent with past practice and in any case with dollar amounts in excess of the amounts for originations set forth in subsection (p) of this Section 5.2; provided, however, that United Bancorp will not unreasonably withhold or delay its consent regarding an exception to this subsection (m);

(n)    take any action that would change Powhatan Point’s ALLL in a manner that is not in compliance with Powhatan Point’s policy on the date of this Agreement and past practices consistently applied and in material compliance with GAAP, and in no event permit Powhatan Point’s ALLL to fall below $177,000;

(o)    make any capital expenditure or capital addition or improvement or purchase other assets outside of the ordinary course of business which individually exceeds $15,000 or in the aggregate exceed $30,000;

(p)    (i) establish any new lending programs or make any changes in the policies of any Powhatan Point Subsidiary concerning which persons may approve loans, (ii) price or reprice any loans inconsistent with Powhatan Point current pricing methodology, or (iii) originate or issue any: (A) loans except in accordance with existing lending policies, and lending limits and authorities; or (B) (1) unsecured consumer loans in excess of $5,000; (2) individual commercial loans in excess of $80,000; or (3) construction, acquisition or development loans, residential permanent loans, loans secured by special purpose property, or SBA loans, to any one borrower in excess of $50,000 in the aggregate; provided, however, that United Bancorp will not unreasonably withhold or delay its consent regarding an exception to this subsection (p) and will respond to Powhatan Point’ s requests within three (3) business days after receipt thereof;

(q)    (i) make, change or revoke any Tax election, (ii) change an annual Tax accounting period, (iii) adopt or change any Tax accounting method, (iv) file any amended Tax Return, (v) enter into any closing agreement with respect to Taxes, (vi) settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund of Taxes, (vii) fail to prepare or file or cause to be prepared or filed in a timely manner consistent with past practice all Tax Returns that are required to be filed (with extensions) at or before the Effective Time, (viii) fail to pay any Tax due (required to be shown on any such Tax Returns), (ix) consent to the extension or waiver of any statute of limitations with respect to Taxes, or (x) offer or agree to do any of the foregoing or surrender its rights to do any of the foregoing or to claim any refund of Taxes or to file any amended Tax Return;

(r)    (i) make application for the opening or relocation of, or open or relocate, any branch office, loan production office or other significant office or operations facility of it or its Subsidiaries, (ii) other than in consultation with United Bancorp, make application for the closing of or close any branch or (iii) purchase any new real property (other than other real estate owned (OREO) properties in the ordinary course) or enter into, amend or renew any material lease with respect to real property;

(s)    foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a Phase I Environmental Report in accordance with the requirements of ASTM E1527-13 “Standard Practice for Environmental Site Assessments: Phase I Environmental Site Assessment Practice” (a “Phase I”) thereon that indicates that the property does not contain any “Recognized Environmental Conditions” (as defined in the ASTM-E1527-13 standard for Phase I assessments) regarding pollutants, contaminants or hazardous or toxic waste materials including asbestos and petroleum products; provided, however, that no such report shall be required to be obtained with respect to single-family residential real property of one acre or less to be foreclosed upon unless Powhatan Point or First National, upon reasonable investigation, determines that such real property may pose an unreasonable risk for acquisition due to the potential for liability related to Environmental Laws;

(t)     incur any financial obligation to any financial advisor, valuation expert or similar consultant if Powhatan Point or any Subsidiary will be liable for the fees payable to any such consultant; provided, however, that nothing contained in this Agreement shall prevent the retention by Powhatan Point or any Subsidiary of any such advisor or consultant which is currently engaged thereby so long as any fees or expenses associated therewith are paid on or before the Closing Date and are included in the Powhatan Point Transaction-Related Expenses; or

(u)    agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3    United Bancorp Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, or as required by law, regulation or order of a Governmental Entity, United Bancorp shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Powhatan Point (such consent not to be unreasonably withheld or delayed):

(a)    amend the United Bancorp Articles or the United Bancorp Code of Regulations in a manner that would adversely affect the former holders of Powhatan Point Shares following the consummation of the Merger, or adversely affect the former holders of Powhatan Point Shares relative to other holders of United Bancorp Shares following the consummation of the Merger;

(b)    adjust, split, combine or reclassify any capital stock of United Bancorp;

(c)    merge or consolidate itself or any of its Subsidiaries with any other person (i) where it or its Subsidiary, as applicable, is not the surviving person or (ii) if the merger or consolidation is reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed; or

(d)    agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

5.4    Tax Treatment. Each of United Bancorp and Powhatan Point agrees not to take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and each of United Bancorp and Powhatan Point agrees to take such action as may be reasonably required, if such action may be reasonably taken, to reverse the impact of past actions which would adversely impact the ability of the Merger to be characterized as a tax-free reorganization under Section 368(a) of the Code. Officers of United Bancorp and Powhatan Point shall execute and deliver to Shumaker, Loop & Kendrick, LLP, as tax counsel to United Bancorp, tax representation letters (the “Tax Representation Letters”) substantially in such form as agreed to by the parties at such time as may be reasonably requested by Shumaker, Loop & Kendrick, LLP in connection with its delivery of opinion pursuant to Sections 7.1(f) of this Agreement.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1    Regulatory Matters.

(a)    The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly allow United Bancorp to prepare and file with the SEC the S-4 which also includes the Proxy Statement/Prospectus. United Bancorp shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and Powhatan Point shall thereafter mail or deliver the Proxy Statement/Prospectus to its shareholders. United Bancorp shall also obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement in accordance with applicable law, and Powhatan Point shall furnish all information concerning itself and the holders of Powhatan Point Shares as may be reasonably requested in connection with any such action. The S-4 shall be subject to the approval of Powhatan Point prior to filing with the SEC.

(b)    The parties hereto shall cooperate with each other and use their reasonable best efforts to, within 45 days of this Agreement, allow United Bancorp and its Subsidiaries to prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities. United Bancorp and Powhatan Point shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices, waivers and filings required in order to obtain the Requisite Regulatory Approvals. United Bancorp and Powhatan Point shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval and any approvals required for the Bank Merger as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Requisite Regulatory Approvals) and shall respond as promptly as practicable to the requests of Governmental Entities for documents and information. United Bancorp and Powhatan Point shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Powhatan Point or United Bancorp, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing and with sufficient opportunity to comment, other than any portions of material filed in connection therewith that contain competitively sensitive business or other proprietary information filed under a claim of confidentiality (except any competitively sensitive business or other proprietary information (but not any confidential supervisory information) of Powhatan Point that is necessary for United Bancorp to prepare and file any applications, notices, waivers and filings required in order to obtain the Requisite Regulatory Approvals; provided, that United

Bancorp shall request confidential treatment of any such information, permit Powhatan Point to control the defense of any challenge to such confidential treatment request and will not release any such information publicly pursuant to Freedom of Information Act requests or similar rules without Powhatan Point s prior written consent). The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

(c)    United Bancorp and Powhatan Point shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the S-4 or any other statement, filing, notice or application made by or on behalf of United Bancorp, Powhatan Point or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement. Each of United Bancorp and Powhatan Point agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it specifically for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to the shareholders of Powhatan Point and at the time of the Powhatan Point Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading, and (iii) any applications, notices, waivers and filings required in order to obtain the Requisite Regulatory Approvals will, at the time each is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of United Bancorp and Powhatan Point further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the S-4, the Proxy Statement/Prospectus, or any applications, notices, waivers and filings filed in order to obtain the Requisite Regulatory Approvals, to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the S-4, the Proxy Statement/Prospectus, or the application, notice, waiver or filing.

(d)    United Bancorp and Powhatan Point shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

6.2    Access to Information.

(a)    Upon reasonable notice and subject to applicable laws, each of United Bancorp and Powhatan Point, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, personnel, information technology systems, and records, and each shall reasonably cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or the other party), and, during such period, during normal business hours and in a manner so as not to interfere with normal business operations, each of United Bancorp and Powhatan Point shall, and shall cause its respective Subsidiaries to, make available to the other party such information concerning its business, properties and personnel as such party may reasonably request. Each party shall use commercially reasonable efforts to minimize any interference with the other party’s regular business operations during any such access. Neither United Bancorp nor Powhatan Point nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of United Bancorp’s or Powhatan Point’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, or fiduciary duty currently in effect or any binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)    Each of United Bancorp and Powhatan Point shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of each of the confidentiality agreement dated March 28, 2018 between United Bancorp and Powhatan Point (the “Confidentiality Agreement”).

6.3    Powhatan Point Shareholder Approval.

(a)    Powhatan Point shall take, in accordance with applicable law and the Powhatan Point Articles and the Powhatan Point Code of Regulations, all actions necessary to convene a meeting of its shareholders (the “Powhatan Point Meeting”) to be held as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite Powhatan Point Vote required in connection with this Agreement and the Merger. Except in the case of an Adverse Recommendation Change, the Board of Directors of Powhatan Point shall use its reasonable best efforts to obtain from the shareholders of Powhatan Point the Requisite Powhatan Point Vote, including by communicating to its shareholders its recommendation (and including such recommendation in the Proxy Statement) that they adopt and approve this Agreement and the transactions contemplated hereby. However, subject to Section 8.1 and Section 8.2, if the Board of Directors of Powhatan Point, after receiving the advice of its legal counsel, determines in good faith that it is reasonably required for the Board of Directors of Powhatan Point in order to comply with its fiduciary duties to the shareholders of Powhatan Point to withhold or withdraw or modify its recommendation, then the Board of Directors of Powhatan Point may withhold or withdraw or modify its recommendation to the shareholders of Powhatan Point or may submit this Agreement for consideration by the shareholders of Powhatan Point without recommendation (each, an “Adverse Recommendation Change”), in which event the Board of Directors of Powhatan Point may communicate the basis for its Adverse Recommendation Change to its shareholders in the Proxy Statement/Prospectus or an appropriate amendment or supplement thereto; provided, that the Board of Directors of Powhatan Point may not take any actions under this sentence unless (i) it gives United Bancorp at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Board of Directors of Powhatan Point in response to an Acquisition Proposal, the latest material terms and conditions of any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the Board of Directors of Powhatan Point takes into account any amendment or modification to this Agreement proposed by United Bancorp and after receiving the advice of its legal counsel, determines in good faith that it is reasonably required for the Board of Directors of Powhatan Point in order to comply with its fiduciary duties to continue to withhold or withdraw or modify its recommendation. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3.

(b)    Except in the case of an Adverse Recommendation Change, Powhatan Point shall postpone or seek the approval of its shareholders to adjourn the Powhatan Point Meeting, if, as of the time for which such meeting is originally scheduled, there are insufficient Powhatan Point Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Powhatan Point has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Powhatan Point Vote. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Powhatan Point Meeting shall be convened and this Agreement shall be submitted to the shareholders of Powhatan Point at the Powhatan Point Meeting, for the purpose of voting on the adoption of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Powhatan Point of such obligation. Powhatan Point shall only be required to postpone or seek the approval of its shareholders to adjourn the Powhatan Point Meeting two (2) times pursuant to the first sentence of this Section 6.3(b).

(c)    Each member of the Powhatan Point Board of shall execute and deliver to United Bancorp a Voting Agreement concurrently with the execution of this Agreement.

6.4    Title Policies.

At United Bancorp’s expense, Powhatan Point will provide to United Bancorp evidence of title in the form that is customary for the respective jurisdiction for each Powhatan Point Real Property within 15 days after the execution of this Agreement, which evidence of title shall be provided by a party mutually agreed upon by United Bancorp and Powhatan Point. United Bancorp shall have the right pursuant to Article VIII and Section 7.2(d) hereof, to terminate this Agreement by providing written notice to Powhatan Point if (i) in the reasonable judgment of United Bancorp, such evidence of title identifies a breach regarding the representations and warranties contained in Section 3.18 above with respect to ownership of any Powhatan Point Real Property with an individual or aggregate fair market value in excess of $100,000 and (ii) Powhatan Point is unwilling or unable to cure such breach within 60 days.

6.5    Stock Exchange Listing. United Bancorp shall cause the United Bancorp Shares to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance prior to the Effective Time.

6.6    Employee Matters.

(a)    United Bancorp will review all of the Powhatan Point Benefit Plans to determine whether to maintain, terminate or continue such plans. In the event employee compensation and/or benefits as currently provided by Powhatan Point are changed or terminated by United Bancorp, in whole or in part, United Bancorp shall provide the employees of Powhatan Point and its Subsidiaries who become United Bancorp or Unified Bank employees as of the Effective Time (the “Continuing Employees”) with benefits that are, in the aggregate, substantially the same as the benefits provided to similarly situated employees of United Bancorp; provided, that until such time as United Bancorp fully integrates the Continuing Employees into its plans, participation in the Powhatan Point Benefit Plans shall be deemed to satisfy the foregoing standard, it being understood that the Continuing Employees may commence participating in the plans of United Bancorp on different dates following the Effective Time with respect to different benefit plans. Without limiting the foregoing, United Bancorp shall pay to each Continuing Employee who is employed with United Bancorp or any of its Subsidiaries as of December 1, 2018 (but excluding William Busick and Theresa Stillion) a 2018 annual bonus in an amount not less than one month’s salary of such employee, with such bonuses prorated accordingly based on full months of service with respect to any Continuing Employee who was not employed by Powhatan Point as of January 1, 2018.

(b)    With respect to any employee benefit plans of United Bancorp or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), United Bancorp and its Subsidiaries shall (i) use its best efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Powhatan Point Benefit Plan, and (ii) recognize all service of such employees with Powhatan Point and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Powhatan Point Benefit Plan prior to the Effective Time; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of benefit accruals under any defined benefit pension plan, or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.

(c)    Powhatan Point shall cause any 401(k) plan sponsored or maintained by Powhatan Point (the “Powhatan Point 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. The Continuing Employees shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by United Bancorp or one of its Subsidiaries (a “United Bancorp 401(k) Plan”). Powhatan Point and United Bancorp shall take any and all actions as may be required, including amendments to the Powhatan Point 401(k) Plan and/or United Bancorp 401(k) Plan to permit Continuing Employees who are then actively employed to make rollover contributions to the United Bancorp 401(k) Plan of “eligible rollover distributions” (with the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof. Powhatan Point shall provide United Bancorp with evidence that the Powhatan Point 401(k) Plan has been terminated or amended, as applicable, in accordance with this Section 6.6(d); provided, that prior to amending or terminating the Powhatan Point 401(k) Plan, Powhatan Point shall provide the form and substance of any applicable resolutions or amendments to United Bancorp for review and approval.

(d)    On and after the date hereof, any notices or communication materials (including any website posting) directed by Powhatan Point to Continuing Employees with respect to employment, compensation or benefits matters addressed in this Agreement or directly related to the transactions contemplated by this Agreement shall be subject to the prior prompt review and approval of United Bancorp (which approval shall not be unreasonably withheld or delayed).

(e)    It is the intention of United Bancorp to retain, as at-will employees, all full-time employees of Powhatan Point and its Subsidiaries who are actively employed as of the date of this Agreement, subject to the standard application review and background checks required by applicable law. Nothing in this Agreement shall confer upon any such employee, or any officer, director or consultant of Powhatan Point or any of its Subsidiaries or affiliates, any right to continue in the employ or service of the Surviving Company, Powhatan Point, United Bancorp, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Company, Powhatan Point, United Bancorp or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Powhatan Point or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Powhatan Point Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the United Bancorp or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Powhatan Point Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of the final sentence of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Powhatan Point or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f)    United Bancorp shall pay to each employee of Powhatan Point or First National who (i) is an employee of Powhatan Point or First National immediately before the Effective Time, (ii) has been an employee of Powhatan Point or First National for at least six months prior to the Effective Time, and (iii) is not offered continued employment at a similar rate of compensation by United Bancorp or any of its Subsidiaries for at least six months after the Effective Time, a severance amount equal to two weeks’ base pay multiplied by the number of whole years of service of such employee with Powhatan Point or First National, less applicable local, state and federal tax withholding; provided, however, that the minimum severance payment shall equal four weeks of base pay and the maximum severance payment shall not exceed 26 weeks of base pay; provided, further, that the base pay for any hourly employee shall be determined based on such employee’s rate of pay at the Effective Time and the average hours worked by such employee over the 12 months preceding the Effective Time, or such shorter period of time that such employee was employed by Powhatan Point or First National; provided, further, that such employee is not terminated for cause. Such severance pay shall be paid in a lump sum within 30 days following the termination of such employee. In exchange for the aforementioned severance pay, terminated employees will be required to execute a final and binding general release in which such employee releases and waives any and all claims the employee may have against United Bancorp and its Affiliates.

(g)    United Bancorp shall negotiate in good faith with William Busick and Theresa Stillion toward the execution prior to or at the Effective Time of written employment agreements, the terms of which shall be reasonably acceptable to the respective parties thereto.

6.7    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time, each of United Bancorp and the Surviving Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law, the Powhatan Point Articles and the Powhatan Point Code of Regulations, each present director and officer of Powhatan Point and First National (in each case, when acting in such capacity) (collectively, the “Powhatan Point Indemnified Parties”) for a period of six years following the Effective Time. No Powhatan Point Indemnified Party shall be entitled to such indemnification with respect to a claim (i) if such person materially fails to cooperate in the defense and investigation of such claim as to which indemnification may be made, (ii) made by such person against United Bancorp, Powhatan Point or any of their Subsidiaries arising out of or in connection with this Agreement, the transactions contemplated hereby or the conduct of the business of United Bancorp, Powhatan Point or any of their Subsidiaries, or (iii) if such person fails to deliver such notices (within such person’s control) as may be required under any applicable directors’ and officers’ liability insurance policy to preserve any possible claims of which the claiming party is aware, to the extent such failure results in the denial of payment under such policy; provided, however, that any such indemnification by United Bancorp shall be subject to compliance with the provisions of applicable state and federal laws, but any such compliance shall not prevent or limit any indemnification available under the terms of the policies provided for under Section 6.7(b) below, subject to the specific terms of such policies.

(b)    For a period of six years after the Effective Time, United Bancorp shall maintain in effect the current policies of directors’ and officers’ liability insurance maintained by Powhatan Point or its Subsidiaries and any similar policies covering fiduciaries under the Powhatan Point Benefit Plans (provided, that United Bancorp may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Powhatan Point or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that United Bancorp shall not be obligated to expend, on an annual basis, an amount in excess of 125% of the current annual premium paid as of the date hereof by Powhatan Point for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then United Bancorp shall cause to be maintained policies of insurance that, in United Bancorp’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Powhatan Point, in consultation with, but only upon the consent of United Bancorp, may (and at the request of United Bancorp, Powhatan Point shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under Powhatan Point’ existing directors’ and officers’ insurance policy and similar policy covering fiduciaries under the Powhatan Point Benefit Plans providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed, on an annual basis, the Premium Cap. If a “tail policy” is purchased as provided above, United Bancorp shall maintain in full force and effect and not cancel such “tail policy,” and the expense associated with such “tail policy” shall be excluded from the definition of Powhatan Point Transaction-Related Expenses for purposes of Section 1.5(b).

6.8    Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest United Bancorp or the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, then the current officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by the other party, at the expense of the party who makes any such request.

6.9    Advice of Changes. United Bancorp and Powhatan Point shall each promptly advise the other party of any fact, change, event or circumstance known to it (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied.

6.10    Additional Director. United Bancorp shall take all appropriate action, as of the Effective Time, to cause the appointment of one (1) current outside director of Powhatan Point, to be selected by United Bancorp in consultation with Powhatan Point, to the boards of directors of both United Bancorp and Unified Bank, which appointments shall be subject to all qualifications and restrictions generally applicable to the members serving on such boards.

6.11    Acquisition Proposals. Powhatan Point shall not, and shall cause its Subsidiaries and its and their officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any Acquisition Proposal; provided, that, prior to the receipt of the Requisite Powhatan Point Vote, in the event Powhatan Point receives an unsolicited bona fide written Acquisition Proposal, it may, and may permit its Subsidiaries and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its Board of Directors concludes in good faith (after receiving the advice of its legal counsel) that such action is reasonably required for the Powhatan Point Board of Directors to comply with its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing provision, Powhatan Point shall have provided such information to United Bancorp, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Powhatan Point. Powhatan Point will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than United Bancorp with respect to any Acquisition Proposal. Powhatan Point will promptly (and in any event within two (2) business days) advise United Bancorp following receipt of any Acquisition Proposal, and the substance thereof (including the material terms and conditions of such Acquisition Proposal), and will keep United Bancorp reasonably apprised of any material developments, discussions and negotiations on a current basis, including any material amendments to or revisions of the terms of such Acquisition Proposal. Powhatan Point shall use its reasonable best efforts, subject to applicable law and the fiduciary duties of the Board of Directors of Powhatan Point, to enforce any existing confidentiality or standstill agreement to which it or any of its Subsidiaries is a party in accordance with the terms thereof. Until the termination of this Agreement, Powhatan Point shall not, and shall cause its Subsidiaries and its and their Representatives not to on its behalf, enter into any binding acquisition agreement, merger agreement, or other definitive transaction agreement (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.11(a)) relating to any Acquisition Proposal. As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Powhatan Point and its Subsidiaries or 25% or more of any class of equity or voting securities of Powhatan Point or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Powhatan Point, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning more than 25% of any class of equity or voting securities of Powhatan Point or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Powhatan Point, or (iii) a merger, consolidation, share exchange or other business combination, reorganization involving Powhatan Point or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Powhatan Point, except, in each case, any sale of whole loans and securitizations in the ordinary course of business and any bona fide internal reorganization.

6.12    Public Announcements. Powhatan Point and United Bancorp shall each use their reasonable best efforts (a) to develop a joint communications plan, (b) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (c) except in respect of any announcement required by (i) applicable law or regulation, (ii) a request by a Governmental Entity, (iii) communications that are substantially similar to communications previously approved pursuant to this Section 6.12, (iv) communications permitted by Section 6.3 or Section 6.11 or (v) an obligation pursuant to any listing agreement with or rules of any securities exchange, Powhatan Point and United Bancorp agree to consult with each other and to obtain the advance approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed) before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

6.13    Change of Method. United Bancorp may at any time change the method of effecting the Merger if and to the extent requested by United Bancorp, and Powhatan Point agrees to enter into such amendments to this Agreement as United Bancorp may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of the Merger with respect to Powhatan Point’s shareholders, including by causing the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code, (iii) be reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed, or (iv) otherwise adversely affect the Powhatan Point shareholders.

6.14    Takeover Statutes. Neither Powhatan Point nor United Bancorp shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each of United Bancorp and Powhatan Point shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each of United Bancorp and Powhatan Point will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.15    Accounting and Other Adjustments. Subject to all applicable legal requirements, Powhatan Point agrees that it shall, and shall cause its Subsidiaries to: (a) make any accounting adjustments or entries to its books of account and other financial records; (b) make additional provisions to ALLL; (c) sell or transfer any investment securities held by it; (d) charge-off any loan or lease; (e) create any new reserve account or make additional provisions to any other existing reserve account; (f) make changes in any accounting method; (g) accelerate, defer or accrue any anticipated obligation, expense or income item; and (h) make any other adjustments that would affect the financial reporting of Powhatan Point, on a consolidated basis at the Effective Time, in any case as United Bancorp shall reasonably and in good faith request; provided, however, that neither Powhatan Point or its Subsidiaries shall be obligated to take any such requested action until immediately prior to the Closing and at such time as United Bancorp shall confirm in writing that all conditions precedent and obligations under Article VII under this Agreement (except for the completion of actions to be taken at the Closing) have been satisfied and that there are no facts or circumstances which would prevent United Bancorp from consummating the Merger; provided, further, that neither Powhatan Point or its Subsidiaries shall be obligated to take any such requested action if the primary purpose of such action is to reduce the aggregate Merger Consideration .

6.16    Litigation and Claims. Each of United Bancorp and Powhatan Point shall promptly notify the other party in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or, to the knowledge of United Bancorp or Powhatan Point, as applicable, threatened against United Bancorp, Powhatan Point or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement, the Bank Merger Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by United Bancorp, Powhatan Point, or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. Powhatan Point shall give United Bancorp the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against Powhatan Point and/or its directors or affiliates relating to the transactions contemplated by this Agreement, and no such settlement with any shareholder shall be agreed without United Bancorp’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) , except litigation with respect to dissenter’s rights under Sections 1701.84 and 1701.85 of the OGCL.

6.17    No Control of Other Party’s Business. Nothing contained in this Agreement shall give United Bancorp, directly or indirectly, the right to control or direct the operations of Powhatan Point or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Powhatan Point, directly or indirectly, the right to control or direct the operations of United Bancorp or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of United Bancorp and Powhatan Point shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Shareholder Approval. This Agreement shall have been adopted by the shareholders of Powhatan Point by the Requisite Powhatan Point Vote.

(b)    Stock Exchange Listing. The United Bancorp Shares that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ.

(c)    S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(d)    No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(e)    Regulatory Approvals. All regulatory authorizations, consents, waivers, orders or approvals (x) from the Federal Banking Agencies, (y) required under the HSR Act, and (z) set forth in Sections 3.4 and 4.4 which are necessary to consummate the transaction contemplated by this Agreement, including the Merger and the Bank Merger, or those the failure of which to be obtained would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on United Bancorp or the Surviving Company, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (such approvals and the expiration of such waiting periods being referred to herein as the “Requisite Regulatory Approvals”). The Requisite Regulatory Approvals will not contain (i) any conditions, restrictions or requirements that the Board of Directors of United Bancorp reasonably determines would either, before or after the Effective Time, have a Material Adverse Effect on United Bancorp and its Subsidiaries taken as a whole after giving effect to the consummation of the Merger, or (ii) any conditions, restrictions or requirements that are not customary and usual for approvals for such type and which the Board of Directors of United Bancorp reasonably determines would either before or after the Effective Time be unduly burdensome.

(f)    Federal Tax Opinion. United Bancorp and Powhatan Point shall have received the opinion of Shumaker, Loop & Kendrick, LLP, in form and substance reasonably satisfactory to the parties, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel shall require and rely upon, and United Bancorp and Powhatan Point shall supply, the Tax Representation Letters.

7.2    Conditions to Obligations of United Bancorp. The obligation of United Bancorp to effect the Merger is also subject to the satisfaction or waiver by United Bancorp, at or prior to the Effective Time, of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Powhatan Point set forth in this Agreement shall not be in breach, subject to the standard set forth in Article III, as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. United Bancorp shall have received a certificate signed on behalf of Powhatan Point by the Chief Executive Officer of Powhatan Point to the foregoing effect.

(b)    Performance of Obligations of Powhatan Point. Powhatan Point shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and United Bancorp shall have received a certificate signed on behalf of Powhatan Point by the Chief Executive Officer of Powhatan Point to such effect.

(c)    Real Estate. United Bancorp shall not have terminated this Agreement pursuant to Section 6.4 of this Agreement.

(d)    Consents. Powhatan Point shall have obtained the consent or approval of each person (other than the Requisite Regulatory Approvals) whose consent or approval shall be required in connection with the transactions contemplated hereby under any Loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect, after the Effective Time, on the Surviving Company.

(e)    FIRPTA Certification. United Bancorp shall have received a statement executed on behalf of Powhatan Point, dated as of the Effective Time, satisfying the requirements of Treasury Regulations Section 1.1445-2(c)(3) (and complying with Treasury Regulations Section 1.897-2(h)) in a form reasonably acceptable to United Bancorp certifying that Powhatan Point is a U.S. person, and that the Powhatan Point Shares do not represent United States real property interests within the meaning of Section 897 of the Code and the Treasury Regulations promulgated thereunder.

(f)    Dissenting Shares. The holders of not more than 10% of the outstanding Powhatan Point Shares shall have perfected their dissenters’ rights under Section 1701.84 of the OGCL in connection with the transactions contemplated by this Agreement.

(g)    No Material Adverse Effect. From the date of this Agreement, there shall not have occurred any event, circumstance or development that has had or could reasonably be expected to have a Material Adverse Effect on Powhatan Point.

7.3    Conditions to Obligations of Powhatan Point. The obligation of Powhatan Point to effect the Merger is also subject to the satisfaction or waiver by Powhatan Point at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. The representations and warranties of United Bancorp set forth in this Agreement shall not be in breach, subject to the standard set forth in Article IV, as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Powhatan Point shall have received a certificate signed on behalf of United Bancorp by the Chief Executive Officer and the Chief Financial Officer of United Bancorp to the foregoing effect.

(b)    Performance of Obligations of United Bancorp. United Bancorp shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Powhatan Point shall have received a certificate signed on behalf of United Bancorp by the Chief Executive Officer and the Chief Financial Officer of United Bancorp to such effect.

(c)    No Material Adverse Effect. From the date of this Agreement, there shall not have occurred any event, circumstance or development that has had or could reasonably be expected to have a Material Adverse Effect on United Bancorp.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of this Agreement by the shareholders of Powhatan Point:

(a)    by mutual consent of United Bancorp and Powhatan Point in a written instrument duly executed by both parties;

(b)    by either United Bancorp or Powhatan Point if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c)    by either United Bancorp or Powhatan Point if the Merger shall not have been consummated on or before March 15, 2019 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d)    by either United Bancorp or Powhatan Point, at any time prior to the Effective Time, by written notice to the other party, if its board of directors so determines by vote of a majority of the members of its board, in the event of either (i) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Article III or Article IV), which breach cannot be or has not been cured within 30 calendar days after the giving of written notice to the breaching party of such breach; or (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 calendar days after the giving of written notice to the breaching party of such breach; provided, however, that such breach (whether under subsection (i) or (ii)) would be reasonably likely, individually or in the aggregate with all other breaches, in the reasonable opinion of the non-breaching party, to result in a Material Adverse Effect;

(e)    by United Bancorp, if (i) prior to such time as the Requisite Powhatan Point Vote is obtained, Powhatan Point or the Board of Directors of Powhatan Point (A) submits this Agreement to its shareholders without a recommendation for approval, or otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation as contemplated by Section 6.3(a), or recommends to its shareholders an Acquisition Proposal other than the Merger, or (B) materially breaches its obligations under Section 6.3 or Section 6.11; or (ii) a tender offer or exchange offer for 25% or more of the outstanding Powhatan Point Shares is commenced (other than by United Bancorp or a Subsidiary thereof), and the Board of Directors of Powhatan Point recommends that the shareholders of Powhatan Point tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) business day period specified in Rule 14e-2(a) under the Exchange Act; or

(f)    Intentionally Omitted.

(g)    by United Bancorp if Powhatan Point’s or First National’s ALLL is less than $177,000 (the “Final ALLL”).

(h)     Calculation. For all purposes of this Agreement, Powhatan Point’s Total Shareholders’ Equity and the Final ALLL shall each be calculated by Powhatan Point consistent with past practices, in consultation with and as agreed to by United Bancorp and Powhatan Point’s and United Bancorp’s independent auditors, in any case with such agreement not to be unreasonably withheld, as of the close of business on the Closing Date, using reasonable estimates of revenues and expenses through the Closing Date where actual amounts are not available. Such calculation shall be subject to verification and approval prior to the Closing by United Bancorp’s independent auditors, which approval shall not be unreasonably withheld.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f) or (g) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is affected.

8.2    Effect of Termination.

(a)    In the event of termination of this Agreement by either United Bancorp or Powhatan Point as provided in Section 8.1, this Agreement will become void and have no effect, and none of United Bancorp, Powhatan Point, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither United Bancorp nor Powhatan Point shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement.

(i)    In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to Powhatan Point or shall have been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn) a bona fide Acquisition Proposal with respect to

Powhatan Point and (A) thereafter this Agreement is terminated by either United Bancorp or Powhatan Point pursuant to Section 8.1(c) without the Requisite Powhatan Point Vote having been obtained or (B) thereafter this Agreement is terminated by United Bancorp pursuant to Section 8.1(d), and (C) prior to the date that is six (6) months after the date of such termination, Powhatan Point enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then, Powhatan Point shall, on the earlier of the date of execution of such definitive agreement or the date of consummation of such transaction, pay United Bancorp, by wire transfer of same day funds, a fee equal to $300,000 (the “Termination Fee”).

(ii)     In the event that this Agreement is terminated by United Bancorp pursuant to Section 8.1(e), then Powhatan Point shall pay United Bancorp, by wire transfer of same day funds, the Termination Fee as promptly as reasonably practicable after the date of termination (and in any event, within ten (10) business days thereafter).

(b)    Each of United Bancorp and Powhatan Point acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Powhatan Point fails promptly to pay the Termination Fee due pursuant to this Section 8.2, and, in order to obtain such payment, United Bancorp commences a suit which results in a judgment against Powhatan Point for the Termination Fee or any portion thereof, Powhatan Point shall pay the costs and expenses of United Bancorp (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Powhatan Point fails to pay the amounts payable pursuant to this Section 8.2, then Powhatan Point shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid. The amounts payable by Powhatan Point pursuant to Section 8.2(a) constitute liquidated damages and not a penalty, and, except in the case of fraud or willful and material breach, shall be the sole monetary remedy of United Bancorp in the event of a termination of this Agreement specified in such section.

ARTICLE IX

GENERAL PROVISIONS

9.1    Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2    Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the

Merger by the shareholders of Powhatan Point; provided, however, that after the adoption of this Agreement by the shareholders of Powhatan Point, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further shareholder approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

9.3    Extension; Waiver. At any time prior to the Effective Time, the parties hereto, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that after adoption of this Agreement by the shareholders of Powhatan Point, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof that requires further shareholder approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4    Expenses. Except as otherwise provided in Section 8.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

9.5    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or email, upon confirmation of receipt, (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Powhatan Point, to:

Powhatan Point Community Bancshares, Inc. 345 Highway 7 North
Powhatan Point, Ohio 43942
Attention:	William V. Busick, President
Facsimile:	(740) 795-4652
Email:	fnbpp@1st.net

With a copy (which shall not constitute notice) to:

Dinsmore & Shohl LLP 191 West Nationwide Blvd, Suite 300 Columbus, OH 43215
Attention:	Christian Gonzalez, Esq.
Direct:	(614) 628-6921
Facsimile:	(614) 628-6890
Email:	christian.gonzalez@dinsmore.com

and

If to United Bancorp, to:

United Bancorp, Inc. 201 South Fourth Street
Martins Ferry, Ohio 43935
Attention:	Scott A. Everson, CEO and President
Facsimile:	(740) 633-1448
Email:	severson@unifiedbank.com

With a copy (which shall not constitute notice) to:

Shumaker, Loop & Kendrick, LLP 1000 Jackson Street
Toledo, Ohio 43604
Attention:	David J. Mack, Esq.
Direct:	(419) 321-1396
Facsimile:	(419) 241-6894
Email:	dmack@slk-law.com

9.6    Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of Powhatan Point means the knowledge of any officer of Powhatan Point or First National with the title of Chief Executive Officer, President, Chief Financial Officer, Executive Vice President, or Chief Lending Officer, and the “knowledge” of United Bancorp means the knowledge of any officer of United Bancorp or Unified Bank with the title of Chief Executive Officer, President, Chief Financial Officer, or Executive Vice President. An officer shall be deemed to have “knowledge” of a particular fact or matter if such officer is actually aware of such fact or matter or a prudent individual would be reasonably expected to discover or otherwise become aware of such fact or matter in the ordinary course of such officer’s duties. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in Martins Ferry or Powhatan Point, Ohio are authorized by law or executive order to be closed, (ii) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person and (iv) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (b) included in the virtual data room of a party prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof. The Powhatan Point Disclosure Schedule and the United Bancorp Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law, regulation and/or bank regulatory guidance. No disclosure, representation or warranty shall be required to be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information of a Governmental Entity by any party hereto to the extent prohibited by applicable law, and, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply.

9.7    Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8    Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreements constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9    Governing Law; Jurisdiction.

(a)    This Agreement shall be governed and construed in accordance with the laws of the State of Ohio, without regard to any applicable conflicts of law.

(b)    Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the State of Ohio (the “Ohio Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Ohio Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Ohio Courts, (iii) waives any objection that the Ohio Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11    Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, which is intended to benefit each Powhatan Point Indemnified Party and his or her heir and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding any other provision in this Agreement to the contrary, no consent, approval or agreement of any third-party beneficiary will be required to amend, modify or waive any provision of this Agreement.

9.12    Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14    Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

UNITED BANCORP, INC.

By:	/s/ Scott A. Everson
Name:	Scott A. Everson
Title:	President and Chief Executive Officer

POWHATAN POINT COMMUNITY BANCSHARES, INC.

By:	/s/ William V. Busick
Name:	William V. Busick
Title:	President

EXHIBIT A

AGREEMENT OF MERGER

THIS AGREEMENT OF MERGER (this “Agreement”) is entered into as of June 14, 2018, by and between Unified Bank (“Unified Bank”), an Ohio bank, and The First National Bank of Powhatan Point (“First National”), a nationally chartered commercial bank.

R E C I T A L S :

WHEREAS, Unified Bank is a wholly owned subsidiary of United Bancorp, Inc. (“United Bancorp”), an Ohio corporation, and First National is a wholly owned subsidiary of Powhatan Point Community Bancshares, Inc. (“Powhatan Point”), an Ohio corporation;

WHEREAS, United Bancorp and Powhatan Point have entered into an Agreement and Plan of Merger dated June 14, 2018, (the “Parent Merger Agreement”), which provides for the merger of Powhatan Point with and into United Bancorp and the subsequent merger of First National with and into Unified Bank; and

WHEREAS, the Boards of Directors of each of the parties hereto have authorized, adopted and approved this Agreement;

NOW, THEREFORE, in consideration of the mutual premises and mutual agreements contained herein, the parties hereto have agreed as follows:

ARTICLE I

THE MERGER

Section 1.01.    At the Effective Time (as defined in Article III below), First National shall merge with and into Unified Bank (the “Merger”) pursuant to Ohio Rev. Code §§ 1115.11 and 1701.78, and the applicable regulations of the Division of Financial Institutions of the Ohio Department of Commerce (the “Division”) and the Office of the Comptroller of the Currency (“OCC”). Upon consummation of the Merger, the separate corporate existence of First National shall cease and Unified Bank shall continue as the surviving institution (the “Surviving Institution”).

Section 1.02.    The name of the Surviving Institution shall be Unified Bank.

ARTICLE II

CONVERSION OF SECURITIES

Section 2.01.    Unified Bank Stock. The shares of common stock of Unified Bank issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and shall constitute the only outstanding shares of capital stock of the Surviving Institution at and after the Effective Time.

Section 2.02.    First National Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Unified Bank or First National, all of the common shares of First National, $25.00 par value per share, that are issued and outstanding immediately prior thereto shall thereupon be canceled.

ARTICLE III

EFFECTIVE TIME

Section 3.01.    The Merger shall become effective immediately following and contingent upon the occurrence of the Closing (as defined in Article I of the Parent Merger Agreement) at the date and time specified in the Certificate of Merger to be filed by the Division with the Ohio Secretary of State (the “Effective Time”); provided, however, that such filing shall not occur and the Merger shall not be effective until all of the following events have taken place: (a) Powhatan Point shall have been merged with and into United Bancorp; (b) the sole shareholders of Unified Bank and First National shall have adopted this Agreement; (c) the Merger shall have been approved by all regulatory authorities, including the Division; and (d) all applicable regulatory waiting periods shall have expired.

ARTICLE IV

ARTICLES OF INCORPORATION AND CODE OF REGULATIONS

OF SURVIVING INSTITUTION

Section 4.01.    The Articles of Incorporation and Code of Regulations of Unified Bank as in effect at the Effective Time shall be the Articles of Incorporation and Code of Regulations of the Surviving Institution at and after the Effective Time.

ARTICLE V

EXECUTIVE OFFICERS OF SURVIVING INSTITUTION

Section 5.01.    The executive officers of Unified Bank immediately before the Effective Time shall serve in the same capacities as executive officers of the Surviving Institution at and after the Effective Time.

ARTICLE VI

DIRECTORS OF RESULTING INSTITUTION

6.01    Subject to Section 6.10 of the Parent Merger Agreement, the board of directors of Unified Bank immediately before the Effective Time shall serve in the same capacities as the board of directors of the Surviving Institution at and after the Effective Time.

ARTICLE VII

EFFECTS OF MERGER

Section 7.01.    At the Effective Time, First National shall merge with and into Unified Bank, with Unified Bank as the Surviving Institution. The business of the Surviving Institution shall be that of an Ohio-chartered bank, as provided for in its charter. All assets, rights, interests, privileges, powers, franchises and property (real, personal and mixed) of Unified Bank and First National shall be automatically transferred to and vested in the Surviving Institution by virtue of the Merger without any deed or other document of transfer.

Section 7.02.    The Surviving Institution, without any order or action on the part of any court or otherwise and without any documents of assumption or assignment, shall hold and enjoy all of the assets, rights, privileges, powers, properties, franchises and interests, including, without limitation, appointments, powers, designations, nominations and all other rights, interests and powers as agent or fiduciary, in the same manner and to the same extent as such rights, interests and powers were held or enjoyed by Unified Bank and First National, respectively.

Section 7.03.    The Surviving Institution shall be responsible for all of the liabilities, restrictions and duties of every kind and description of both Unified Bank and First National immediately prior to the Merger, including, without limitation, liabilities for all savings accounts, deposits, debts, obligations and contracts of Unified Bank and First National, respectively, matured or unmatured, whether accrued, absolute, contingent and otherwise and whether or not reflected or reserved against on balance sheets, books of accounts or records of either Unified Bank or First National. Deposit accounts shall be deemed issued in the name of the Surviving Institution in accordance with applicable regulations. All rights of creditors and other obligees and all liens on property of either Unified Bank or First National shall be preserved, shall be assumed by the Surviving Institution and shall not be released or impaired.

ARTICLE VIII

OFFICES OF SURVIVING INSTITUTION

Section 8.01.    After the Effective Time, the principal office of the Surviving Institution will be located at 201 South Fourth Street, Martins Ferry, Ohio 43935. The other offices of the Surviving Institution shall be the existing offices of Unified Bank and First National, and such other branches as may be duly authorized and established from time to time.

ARTICLE IX

OTHER TERMS

Section 9.01.    All terms used in this Agreement shall, unless defined herein, have the meanings set forth in the Parent Merger Agreement.

Section 9.02.    Subject to applicable law, at any time prior to the consummation of the Merger, this Agreement may be amended by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.03.    This Agreement shall terminate and become null and void, and the transactions contemplated herein shall thereupon be abandoned, upon any occurrence of a termination of the Parent Merger Agreement pursuant to Article VIII thereof.

Section 9.04.    This Agreement shall be governed and construed in accordance with the laws of the State of Ohio.

Section 9.05. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

ATTEST:	Unified Bank

By:
Name:		Scott A. Everson
Title:		President and Chief Executive Officer

ATTEST:	The First National Bank of Powhatan Point

By:
Name:		William V. Busick
Title:		President

EXHIBIT B

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is entered into as of June 14, 2018, by and among United Bancorp, Inc., a bank holding company incorporated under Ohio law (“United Bancorp”), and each of the undersigned shareholders (collectively, the “Shareholders”) of Powhatan Point Community Bancshares, Inc., a bank holding company incorporated under Ohio law (“Powhatan Point”).

WHEREAS, the Shareholders collectively own, either solely or jointly, or otherwise control the power to vote, 7,931 shares of common stock, no par value, of Powhatan Point (such common shares, together with all shares of Powhatan Point which may hereafter be acquired by the Shareholders prior to the termination of this Agreement, shall be referred to herein as the “Shares”);

WHEREAS, United Bancorp and Powhatan Point propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), which provides, among other things, that Powhatan Point will merge with and into United Bancorp pursuant to the Merger (this and other capitalized terms used and not defined herein shall have the meanings given to such terms in the Merger Agreement); and

WHEREAS, United Bancorp and Powhatan Point have made it a condition to their entering into the Merger Agreement that the Shareholders agree to vote the Shares in favor of the adoption of the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE 1

Voting of Shares

1.1    Voting Agreement. Each Shareholder, individually and not jointly, solely in such Shareholder’s capacity as a shareholder, hereby agrees that, during the time this Agreement is in effect, at any meeting of the shareholders of Powhatan Point, however called, and in any action by consent of the shareholders of Powhatan Point, such Shareholder will be present (in person or by proxy) at such meeting so that all of their Shares will be counted for the purpose of determining the presence of a quorum and will vote their Shares (except Shares held in a fiduciary capacity): (i) in favor of the adoption of the Merger Agreement (as amended from time to time) and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between Powhatan Point or any of its Subsidiaries and any person or entity other than United Bancorp or any of its Subsidiaries, or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Powhatan Point under the Merger Agreement or that would result in any of the conditions to the obligations of Powhatan Point under the Merger Agreement not being fulfilled. The parties hereto acknowledge and agree that nothing contained herein is intended to restrict any Shareholder from voting or otherwise acting in the Shareholder’s capacity as a director of Powhatan Point or First National with respect to any matter.

ARTICLE 2

Representations and Warranties

Each of the Shareholders, individually and not jointly, hereby represents and warrants to United Bancorp as follows:

2.1    Authority Relative to this Agreement. He or she has all necessary power and authority or capacity, as the case may be, to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms.

2.2    No Conflict.

(a) The execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by him or her will not (i) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to him or her or by which the Shares are bound, or (ii) result in any breach of or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares held by him or her pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which he or she is a party or by which he or she or any Shares of him or her are bound, except, in the case of clauses (i) and (ii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance by such Shareholder of his, her or its obligations under this Agreement.

(b) The execution and delivery of this Agreement by him or her does not, and the performance of this Agreement by him or her will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign regulatory body.

2.3    Title to the Shares. Such Shareholder is the owner of the number and class of Shares specified as owned by such Shareholder on Annex I hereto, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances of any nature whatsoever except as otherwise specified on Annex I. Such Shareholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares. Such Shareholder has sole voting power with respect to his or her Shares, except as otherwise specified on Annex I.

ARTICLE 3

Additional Covenants

3.1    Transfer of the Shares. Each of the Shareholders, individually and not jointly, hereby covenants and agrees that, during the term of this Agreement, the Shareholder will not, without the prior written consent of United Bancorp, sell, pledge, transfer, or otherwise voluntarily dispose of any of the Shares that are owned by the Shareholder (except Shares held in a fiduciary capacity) or take any other voluntary action which would have the effect of removing the Shareholder’s power to vote his, her or its Shares or which would otherwise be inconsistent with this Agreement.

ARTICLE 4

Miscellaneous

4.1    Termination. This Agreement will terminate on the earlier to occur of (i) the date of consummation of the Merger and (ii) the date of termination of the Merger Agreement for any reason whatsoever.

4.2    Specific Performance. The Shareholders agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that United Bancorp shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

4.3    Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings with respect to the subject matter hereof.

4.4    Amendment. This Agreement may not be amended except by an instrument in writing signed by all the parties hereto.

4.5    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.6    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio.

4.7    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

4.8    Assignment. This Agreement shall not be assigned by operation of law or otherwise.

4.9    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

4.10    Transfers, Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.11    Spousal Consent. If any Shareholder who is a natural person is married on the date of this Agreement, such Shareholder shall request the Shareholder’s spouse to execute and deliver to Powhatan Point a consent of spouse in the form of Annex II hereto (“Consent of Spouse”), within 5 days of the date of this Agreement. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Shareholder’s shares of capital stock that do not otherwise exist by operation of law or the agreement of the parties.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day first written above.

SHAREHOLDERS	UNITED BANCORP, INC.

By:
H. Melvin Bigler, Jr.		Scott A. Everson, President & CEO

William V. Busick

Dennis D. Hendershot

Dr. Carl A. Novak, DDS

Theresa L. Stillion

ANNEX I

Shareholder	Address	Number of Shares
		(Include all shares over which Shareholder has sole or shared ownership or voting control)
H. Melvin Bigler, Jr.		560
William V. Busick		453
Dennis D. Hendershot		3,750
Dr. Carl A. Novak, DDS		2,943
Theresa L. Stillion		250

ANNEX II

CONSENT OF JOINT-OWNER

I, [                                                 ], spouse of, or joint-owner of shares with, [                ], acknowledge that I have read the Voting Agreement, dated as of June 14, 2018, to which this Consent is attached as Annex II (the “Agreement”), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock of Powhatan Point Community Bancshares, Inc. which my spouse or co-owner may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of Powhatan Point Community Bancshares, Inc. subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of capital stock of Powhatan Point Community Bancshares, Inc. shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance of counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated:

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